UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

December 2012

Date of Report (Date of Earliest Event Reported)

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. El Golf 40, Piso 4

Las Condes

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐	No ☒

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Intermediate Consolidated Statements of Financial Position

as of September 30, 2012 and December 31, 2011

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Intermediate Consolidated Statements of Financial Position

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Intermediate Consolidated Statements of Financial Position

As of September 30, 2012 and December 31, 2011

(Translation of consolidated financial statements originally issued in Spanish — See Note 2.2)

ASSETS	NOTE	09.30.2012	12.31.2011
		ThCh$	ThCh$
Current Assets:

Cash and cash equivalents	4	48,913,954	31,297,922
Other financial assets	5	806,778	15,661,183
Other non-financial assets	6.1	18,544,611	14,760,858
Trade and other accounts receivable, net	7	81,801,743	107,443,039
Accounts receivable from related companies	11.1	4,899,898	6,418,993
Inventory	8	58,905,731	57,486,658
Current tax assets	9.1	4,922,624	2,463,566
Total Current Assets		218,795,339	235,532,219

Non-Current Assets:
Other non-financial, non-current assets	6.2	25,321,226	30,193,809
Trade and other accounts receivable, net	7	6,663,770	7,175,660
Accounts receivable from related companies, net	11.1	9,312	11,187
Equity method investments	13.1	61,070,291	60,290,966
Intangible assets, net	14.1	1,056,229	1,138,857
Goodwill	14.2	48,566,252	57,552,178
Property, plant and equipment, net	10.1	361,153,634	350,064,467
Total Non-Current Assets		503,840,714	506,427,124
Total Assets		722,636,053	741,959,343

Las Notas adjuntas números 1 al 28 forman parte integral de estos estados financieros

EMBOTELLADORA ANDINA S.A. Y FILIALES

Estados Consolidados de Situación Financiera Intermedios

al 30 de septiembre de 2012 y al 31 de diciembre de 2011

LIABILITIES AND NET EQUITY	NOTE	09.30.2012	12.31.2011
		ThCh$	ThCh$
LIABILITIES
Current Liabilities:
Other financial liabilities	15	34,524,373	23,093,402
Trade and other accounts payable	16	96,648,819	127,940,772
Accounts payable to related companies	11.2	14,291,671	11,359,038
Provisions	17	150,443	87,966
Income tax payable	9.2	2,078,428	3,821,247
Other non-financial liabilities	18	12,254,647	30,341,479
Total Current Liabilities		159,948,381	196,643,904

Non-Current Liabilities:
Other long - term-current financial liabilities	15	105,236,662	74,641,403
Trade and other accounts payable, long-term	16	49,391	163,738
Provisions	17	6,094,603	7,882,869
Deferred tax liabilities	9.4	33,355,069	35,245,490
Post-employment benefit liabilities	12.2	6,108,888	5,130,015
Other non-current liabilities	18	208,582	273,004
Total Non-Current Liabilities		151,053,195	123,336,519

Equity:	19
Issued capital		230,892,178	230,892,178
Treasury shares		(21,725)	—
Retained earnings		237,666,484	208,102,068
Accumulated other comprehensive income and capital reserves		(56,910,145)	(17,024,341)
Equity attributable to equity holders of the parent		411,626,792	421,969,905
Non-controlling interests		7,685	9,015
Total Equity		411,634,477	421,978,920
Total Liabilities and Equity		722,636,053	741,959,343

The accompanying notes 1 to 28 form an integral part of these financial statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Intermediate Consolidated Statements of Income by Function

(Translation of consolidated financial statements originally issued in Spanish — See Note 2.2)

CONSOLIDATED INCOME STATEMENTS BY		01.01.2012	01.01.2011	07.01.2012	07.01.2011
FUNCTION	NOTE	09.30.2012	09.30.2011	09.30.2012	09.30.2011
		ThCh$	ThCh$	ThCh$	ThCh$

Net sales		768,539,345	688,164,884	244,440,784	228,107,946
Cost of sales		(462,335,544)	(407,316,781)	(148,338,856)	(134,001,191)
Gross Profit		306,203,801	280,848,103	96,101,928	94,106,755
Other operating income	23	1,054,599	1,095,831	282,940	141,788
Distribution expenses		(80,072,367)	(67,816,524)	(25,852,314)	(22,179,921)
Administrative and sales expenses		(135,993,954)	(123,014,456)	(42,009,319)	(43,033,132)
Other expenses by function	24	(9,665,816)	(4,344,116)	(3,377,286)	(1,446,087)
Other income (expenses)	26	(1,220,305)	535,550	(1,461,297)	392,771
Finance income	25	2,022,563	2,471,479	567,000	840,301
Finance costs	25	(6,653,343)	(5,361,694)	(2,605,350)	(1,736,206)
Share in profit (loss) of equity method investees	13.3	1,758,313	1,170,900	679,366	(130,674)
Foreign exchange difference		(4,006,332)	507,845	(1,766,407)	444,033
Profit from units of adjustment		(505,552)	(651,642)	105,486	(308,294)
Net income before taxes		72,921,607	85,441,276	20,664,747	27,091,334
Income tax expense	9.3	(23,957,184)	(22,702,073)	(7,773,250)	(7,158,330)
Net income		48,964,423	62,739,203	12,891,497	19,933,004

Net income attributable to
Net income attributable to equity holders of the parent		48,962,821	62,737,514	12,890,994	19,932,421
Net income attributable to non-controlling interests		1,602	1,689	503	583
Net income		48,964,423	62,739,203	12,891,497	19,933,004

		$	$	$	$
Earnings per Share, basic and diluted
Earnings per Series A Share	19.5	61.34	78.59	16.15	24.97
Earnings per Series B Share	19.5	67.46	86.45	17.76	27.47

The accompanying notes 1 to 28 form an integral part of these financial statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Intermediate Consolidated Statements of Comprehensive Income

(Translation of consolidated financial statements originally issued in Spanish — See Note 2.2)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE	01.01.2012	01.01.2011	07.01.2012	07.01.2011
INCOME	09.30.2012	09.30.2011	09.30.2012	09.30.2011
	ThCh$	ThCh$	ThCh$	ThCh$
Net income	48.964.423	62.739.203	12.891.497	19.933.004
Foreign exchange translation adjustment, before taxes	(40,895,038)	2,474,103	(15,910,753)	(9,700,173)
Income tax effect related to losses from foreign exchange rate translation differences included within other comprehensive income	1,006,302	1,324,674	60,360	2,127,083
Comprehensive income	9,075,687	66,537,980	(2,958,896)	12,359,914
Comprehensive income attributable to:
Controlling shareholders	9,077,017	66,538,409	(2,958,674)	12,361,137
Non-controlling interests	(1,330)	(429)	(222)	(1,223)
Total comprehensive income	9,075,687	66,537,980	(2,958,896)	12,359,914

The accompanying notes 1 to 28 form an integral part of these financial statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

for the periods ending September 30, 2012 and 2011

(Translation of consolidated financial statements originally issued in Spanish — See Note 2.2)

			Other reserves
	Issued capital	Treasury shares	Translation reserves	Other reserves (various)	Total other reserves	Retained earnings	Controlling Equity	Non-Controlling interests	Total Equity
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Initial balance at 01.01.2012	230.892.178	—	(22.459.879)	5.435.538	(17.024.341)	208.102.068	421.969.905	9.015	421.978.920
Changes in Equity
Comprehensive Income
Net income	—	—	—	—		48,962,821	48,962,821	1,602	48.964.423
Other comprehensive income	—	—	(39,885,804)	—	(39,885,804)	—	(39,885,804)	(2,932)	(39.888.736)
Comprehensive income	—		(39,885,804)	—	(39,885,804)	48,962,821	9,077,017	(1,330)	9.075.687
Dividends	—	—	—	—	—	(19,398,405)	(19,398,405)	—	(19.398.405)
Transaction of treasurey shares - increase (decrease)	—	(21,725)	—	—	—	—	(21,725)	—	(21.725)
Total changes in equity	—	(21,725)	(39,885,804)	—	(39,885,804)	29,564,416	(10,343,113)	(1,330)	(10,344,443)
Ending balance at 09.30.2012	230,892,178	(21,725)	(62,345,683)	5,435,538	(56,910,145)	237,666,484	411,626,792	7,685	411,634,477

			Other reserves
	Issued capital	Treasury Shares	Translation reserves	Other reserves (various)	Total other reserves	Retained earnings	Controlling Equity	Non-Controlling interests	Total Equity
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Initial balance at 01.01.2011	230,892,178	—	(21,582,425)	5,435,538	(16,146,887)	180,110,975	394,856,266	8,330	394,864,596
Changes in Equity
Comprehensive Income
Net income	—	—	—	—	—	62,737,514	62,737,514	1,689	62.739.203
Other comprehensive income	—	—	3,800,895	—	3,800,895	—	3,800,895	(2,118)	3.798.777
Comprehensive income	—	—	3,800,895	—	3,800,895	62,737,514	66,538,409	(429)	66.537.980
Dividends	—	—	—	—	—	(58,741,499)	(58,741,499)	—	(58.741.499)
Total changes in equity	—	—	3,800,895	—	3,800,895	3,996,015	7,796,910	(429)	7,796,481
Ending balance at 09.30.2011	230,892,178	—	(17,781,530)	5,435,538	(12,345,992)	184,106,990	402,653,176	7,901	402,661,077

The accompanying notes 1 to 28 form an integral part of these financial statements

EMBOTELLADORA ANDINA S.A. Y FILIALES

Intermediate Consolidated Statements of Cash Flows

(Translation of consolidated financial statements originally issued in Spanish — See Note 2.2)

		01.01.2012	01.01.2011
	NOTE	09.30.2012	09.30.2011
		ThCh$	ThCh$
Cash flows provided by (used in) Operating Activities
Cash flows provided by Operating Activities
Receipts from customers (including taxes)		1,054,795,664	993,955,719
Charges for premiums, services, annual fees and other policy benefits		—	162,979
Cash flows used in Operating Activities
Supplier payments (including taxes)		(744,370,707)	(708,219,014)
Payroll		(69,658,699)	(65,311,951)
Other payments for operating activities (value-added taxes on purchases and sales and others)		(129,488,236)	(110,712,942)
Dividends received		725,000	2,061,957
Interest payments classified as from operations		(3,633,257)	(3,558,054)
Interest received classified as from operations		1,285,034	1,743,541
Income tax payments		(15,554,163)	(11,038,969)
Cash flows used in other operating activities		(2,744,013)	(2,316,481)
Net cash flows provided by Operating Activities		91,356,623	96,766,785
Cash flows provided by (used in) Investing Activities
Capital decrease in CMF S.A. and Sale of 43% interest in Vital S.A., net of cash previously held		1,150,000	5,355,930
Capital contribution to the associate Vital Jugos S.A.		—	(1,278,000)
Cash flows used in the purchase of non-controlling ownership interest (capital contribution in Vital Jugos S.A. after its proportional sale)		(2,380,320)	(3,249,000)
Proceeds from sale of property, plant and equipment		350,152	2,084,492
Purchase of property, plant and equipment		(84,330,926)	(92,101,805)
Proceeds from the maturity of marketable securities		14,664,327	84,501,285
Purchase of marketable securities		(1,196,939)	(48,133,094)
Payments on forward, term, option and financial exchange agreements		(265,580)	—
Collections from forward, term, option and financial exchange agreements		229,005	—
Loans to related entities		—	(500,823)
Other cash inputs (outputs)		1,134,868	1,301,324
Net cash flows used in Investing Activities		(70,645,413)	(52,019,691)
Cash Flows provided by (used in) Financing Activities
Payments for buybacks of treasury shares		(21,725)	—
Long-term loans obtained		28,000,000	—
Short-term loans obtained		118,194,465	95,631,442
Total proceeds from loans		146,194,465	95,631,442
Loan payments		(108,321,396)	(86,529,189)
Dividend payments by the reporting entity		(34,939,673)	(64,118,688)
Other cash inputs (outputs)		(1,707,399)	(1,479,776)
Net cash flows used in Financing Activities		1,204,272	(56,496,211)
Increase in Cash and cash equivalents, before effects of variations in Foreign Exchange Rates		21,915,482	(11,749,117)
Effects of variations in foreign exchange rates on cash and cash equivalents		(4,299,450)	979,046
Net decrease in cash and cash equivalents		17,616,032	(10,770,071)
Cash and cash equivalents — beginning of year	4	31,297,922	48,263,080
Cash and cash equivalents - end of year	4	48,913,954	37,493,009

The accompanying notes 1 to 28 form an integral part of these financial statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(Translation of consolidated financial statements originally issued in Spanish — See Note 2.2)

NOTE 1 - CORPORATE INFORMATION

Embotelladora Andina S.A. is registered under No. 00124 of the Securities Registry and is regulated by the Chilean Superintendence of Securities and Insurance (SVS) pursuant to Law 18,046.

Embotelladora Andina S.A. (hereafter “Andina,” and together with its subsidiaries, the “Company”) engages mainly in the production and sale of Coca-Cola products and other Coca-Cola beverages. The Company has operations in Chile, Brazil and Argentina. In Chile, the areas in which it has distribution franchises are the cities of Santiago, San Antonio and Rancagua. In Brazil, it has distribution franchises in the states of Rio de Janeiro, Espírito Santo, Niteroi, Vitoria, and Nova Iguaçu. In Argentina, it has distribution franchises in the provinces of Mendoza, Córdoba, San Luis, Entre Ríos, Santa Fe, and Rosario. The Company holds a license from The Coca-Cola Company in its territories, Chile, Brazil, and Argentina.  The licenses for the territories in Chile expire in 2012; in Argentina they expire in 2017, while in Brazil they expire in 2013. All these licenses are renewed if The Coca-Cola Company chooses to do so. It is expected that the licenses will be renewed upon expiration based on similar terms and conditions.

As of September 30, 2012 the Freire Group and related companies hold 54.97% of the outstanding shares with voting rights corresponding to the Series A shares, and therefore they are the company’s controlling shareholders

The main offices of Embotelladora Andina S.A. are located at Avenida El Golf 40, 4th floor, municipality of Las Condes, Santiago, Chile. Its taxpayer identification number is 91,144,000-8.

NOTE 2 - BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1          Periods covered

These Consolidated Financial Statements encompass the following periods:

Intermediate Consolidated statements of financial position: For the period ended at September 30, 2012 and December 31, 2011.

Intermediate Consolidated income statements by function and comprehensive income: For the periods from January 1 to September 30, 2012 and 2011 .

Intermediate Consolidated statements of cash flows : The periods from January 1 to September 30, 2012 and 2011 , using the “direct method”.

Consolidated statements of changes in equity:  Balances and activity between January 1 and September 30, 2012 and 2011.

Rounding: The consolidated financial statements are presented in thousands of Chilean pesos and all values are rounded to the nearest thousand, except where otherwise indicated.

2.2          Basis of preparation

The Company’s Intermediate Consolidated Financial Statements for the periods ended September 30, 2012, and 2011 were prepared according to International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (hereinafter “IASB”).

These financial statements comprise the consolidated financial position of Embotelladora Andina S.A. and its subsidiaries as of September 30, 2012 and December, 31 2011 along with consolidated income statement by function, consolidated statements of comprehensive income, consolidated statement of changes in equity, and consolidated statements of cash flows, for the periods ended September 30, 2012 and 2011, were approved by the Board of Directors during session held on October 30, 2012.

These Consolidated Financial Statements have been prepared based on accounting records kept by the Parent Company and by other entities forming part thereof. Each entity prepares its financial statements following the accounting principles and standards applicable in each country, adjustments and reclassifications have been made, as necessary, in the consolidation process to align such principles and standards and then adapt them to IFRS.

For the convenience of the reader, these consolidated financial statements have been translated from Spanish to English.

2.3          Basis of consolidation

2.3.1       Subsidiaries

The Consolidated Financial Statements include the Financial Statements of the Company and the companies it controls (its subsidiaries). The Company has control when it has the power to direct the financial and operating policies of a company so as to obtain benefits from its activities. They include assets and liabilities as of September 30, 2012 and December 31, 2011; and results of operations and cash flows for the periods ended September 30, 2012 and 2011. Income or losses from subsidiaries acquired or sold are included in the consolidated financial statements from the effective date of acquisition through the effective date of sale, as applicable.

The acquisition method is used to account for the acquisition of subsidiaries. The acquisition cost is the fair value of assets, of equity securities and of liabilities incurred or assumed on the date of exchange, plus the cost directly attributable to the acquisition. Identifiable assets acquired and identifiable liabilities and contingencies assumed in a business combination are accounted for initially at their fair value as of the acquisition date. The excess acquisition cost above the fair value of the Group’s share in identifiable net assets acquired is recognized as goodwill. If the acquisition cost is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in income.

Intra-group transactions, balances, and unrealized gains and losses, are eliminated. Whenever necessary, the accounting policies of subsidiaries are modified to assure uniformity with the policies adopted by the Group.

The value of non-controlling interest in equity and the results of the consolidated subsidiaries is presented in Equity; non-controlling interests, in the Consolidated Statement of Financial Position and in “net income attributable to non-controlling interests,” in the Consolidated Income Statements by Function.

The consolidated financial statements include all assets, liabilities, income, expenses, and cash flows of the company and its subsidiaries after eliminating intra-group balances and transactions.

The list of subsidiaries included in the consolidation is detailed as follows:

		Percentage Interest
		09-30-2012			12-31-2011
Taxpayer ID	Name of the Company	Direct	Indirect	Total	Direct	Indirect	Total
59.144.140-K	Abisa Corp S.A.	—	99.99	99.99	—	99.99	99.99
96.842.970-1	Andina Bottling Investments S.A.	99.90	0.09	99.99	99.90	0.09	99.99
96.836.750-1	Andina Inversiones Societarias S.A.	99.99	—	99.99	99.99	—	99.99
96.972.760-9	Andina Bottling Investments Dos S.A.	99.90	0.09	99.99	99.90	0.09	99.99
Extranjera	Embotelladora del Atlántico S.A.	—	99.98	99.98	—	99.98	99.98
Extranjera	Andina Empaques Argentina S.A. (1)	—	99.98	99.98	—	—	—
Extranjera	Rio de Janeiro Refrescos Ltda.	—	99.99	99.99	—	99.99	99.99
78.536.950-5	Servicios Multivending Ltda.	99.90	0.09	99.99	99.90	0.09	99.99
78.861.790-9	Transportes Andina Refrescos Ltda.	99.90	0.09	99.99	99.90	0.09	99.99
76.070.406-7	Embotelladora Andina Chile S.A.	99.99	—	99.99	99.99	—	99.99

At a Special General Shareholders’ Meeting held November 1st 2011, Embotelladora del Atlántico S.A. decided to divide part of its equity to form a new company, Andina Empaques Argentina S.A., for the purpose of developing the design, manufacture and sale of plastic products or products derived from the industry for plastics, primarily in the packaging division. The transaction became effective January1, 2012 from an accounting and tax perspective

2.3.2       Equity method investments

Associates are all entities over which the Group exercises significant influence but does not have control. Investments in associates are accounted for using the equity method and are initially recognized at cost.

The Group’s share in income and losses subsequent to the acquisition of associates is recognized in income.

Unrealized gains in transactions between the Group and its associates are eliminated to the extent of the interest the Group holds in those associates. Unrealized losses are also eliminated unless there is evidence in the transaction of an impairment loss on the asset being transferred. Whenever necessary, the accounting policies of associates are adjusted for reporting purposes to assure uniformity with the policies adopted by the Group.

2.4                                Financial reporting by operating segment

IFRS 8 requires that entities disclose information on the revenues of operating segments. In general, this is information that Management and the Board of Directors use internally to evaluate the profitability of segments and decide how to allocate resources to them. Therefore, the following operating segments have been determined based on geographic location:

•                 Chilean operations

•                 Brazilian operations

•                 Argentine operations

2.5                                       Foreign currency translation

2.5.1                             Functional currency and currency of presentation

The items included in the financial statements of each of the entities in the Group are valued using the currency of the main economic environment in which the entity does business (“functional currency”). The consolidated financial statements are presented in Chilean pesos, which is the Company’s functional currency and presentation currency.

2.5.2                             Balances and transactions

Foreign currency transactions are converted to the functional currency using the foreign exchange rate prevailing on the date of each transaction. The gains and losses resulting from the settlement of these transactions and the conversion of the foreign currency—denominated assets and liabilities at the closing foreign exchange rates are recognized in the income account by function.

The foreign exchange rates and values prevailing at the close of each of the periods presented were:

	Exchange rate to the Chilean peso
Date	US$ dollar	R$ Brazilian Real	A$ Argentine Peso	UF ¨Unidad de Fomento	€ Euro
09.30.2012	473.77	233.32	100.87	22,591.05	609.35
12.31.2011	519.20	276.79	120.63	22,294.03	672.97
09.30.2011	521.76	281.36	124.08	22,012.69	700.63

2.5.3                             Entities in the group

The financial position and results of operations of all entities in the Group (none of which use the currency of a hyperinflationary economy) operating under a functional currency other than the presentation currency are translated to the presentation currency as follows:

(i)                        Assets and liabilities in each statement of financial position are translated at the closing foreign exchange rate as of the reporting date;

(ii)                     Income and expenses of each income statement account are translated at the average foreign exchange rate for the period; and

(iii)                  All resulting translation differences are recognized as other comprehensive income.

The Companies that use a functional currency different from the presentation currency of the parent company are:

Company	Functional currency
Rio de Janeiro Refrescos Ltda.	R$ Real Brasilero
Embotelladora del Atlántico S.A.	A$ Peso Argentino
Andina Empaques Argentina S. A.	A$ Peso Argentino

In the consolidation, the translation differences arising from the conversion of a net investment in foreign entities are recognized in other comprehensive income. On disposal of the investment, those translation differences are recognized in the income statement as part of the gain or loss on the disposal of the investment.

2.6                                       Property, plant, and equipment

The assets included in property, plant and equipment are recognized at cost, less depreciation and cumulative impairment losses.

The cost of property, plant and equipment includes expenses directly attributable to the acquisition of the items less government subsidies resulting from the difference between the market interest rates of the financial liabilities and the preferential government credit rates. The historical cost also includes revaluations and price-level restatement of opening balances at January 1, 2009, due to first-time exemptions in IFRS.

Subsequent costs are included in the value of the original asset or recognized as a separate asset only when it is likely that the future economic benefit associated with the elements of property, plant and equipment will flow to the Group and the cost of the element can be dependably determined. The value of the component that is substituted is derecognized. The remaining repairs and maintenance are charged to the income statement in the fiscal period in which they incurred.

Land is not depreciated. Other assets, net of residual value, are depreciated by distributing the cost of the different components on a straight-line basis over the estimated useful life, which is the period during which the Company expects to use them.

The estimated useful lives by asset category are:

Assets	Range in years
Buildings	30-50
Plant and equipment	10-20
Warehouse installations and accessories	10-30
Other accessories	4-5
Motor vehicles	5-7
Other property, plant and equipment	3-8
Bottles and containers	2-8

The residual value and useful lives of assets are revised and adjusted at each reporting date, if necessary,

When the value of an asset is higher than its estimated recoverable amount, the value is reduced immediately to the recoverable amount.

Gains and losses on the disposal of property, plant, and equipment are calculated by comparing the disposal proceeds to the carrying amount, and are charged to the income statement.

2.7                                     Intangible assets

2.7.1                             Goodwill

Goodwill represents the excess of the acquisition cost over the fair value of the Group’s share in identifiable net assets of the subsidiary on the acquisition date.   The goodwill is recognized separately and tested annually for impairment. Goodwill is carried at cost, less accumulated impairment losses.

Gains and losses on the sale of an entity include the carrying amount of the goodwill related to that entity.

The goodwill is allocated to cash-generating units (CGU) in order to test for impairment losses. The allocation is made to CGUs that are expected to benefit from the business combination that generated the goodwill.

2.7.2                           Water rights

Water rights that have been paid for are included in the group of intangible assets, carried at acquisition cost. They are not amortized since they have no expiration date, but are annually tested for impairment.

2.8                               Impairment losses

Assets that have an indefinite useful life, such as land or goodwill, are not amortized and are tested annually, or whenever there are circumstances or events that indicate impairment. Amortizable assets are tested for impairment whenever there is an event or change in circumstances indicating that the carrying amount might not be recoverable. The carrying value of the asset exceeding its recoverable amount is recognized as an impairment loss. The recoverable amount is the higher of an asset’s fair value less costs to sell or its value in use.

In order to evaluate impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows (cash generating units). Non-financial assets other than goodwill that were impaired are reviewed at each reporting date to determine if impairment loss should be reversed.

2.9                                       Financial assets

The Company classifies its financial assets into the following categories: financial assets at fair value through profit or loss, loans and accounts receivable, and assets hold until maturity. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of financial assets at the time of initial recognition.

2.9.1                             Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets available for sale. A financial asset is classified in this category if it is acquired mainly for the purpose of being sold in the short term. Assets in this category are classified as current assets.

Losses or gains from changes in fair value of financial assets at fair value through profit and loss are recognized in the income statement under finance income or expenses during the year in which they occur..

2.9.2                             Loans and accounts receivable

Loans and accounts receivable are not quoted in an active market. They are recorded in current assets, unless they are due more than 12 months from the reporting date, in which case they are classified as non-current assets. Loans and accounts receivable are included in trade and other accounts receivable in the consolidated statement of financial position they are presented at their amortized cost.

2.9.3                             Other financial assets

Other Financial Assets corresponds to bank deposits that the Group’s management has the positive intention and ability to hold until their maturity. They are recorded in current assets because they mature in less than 12 months from the reporting date and  are presented at their amortized cost, less impairment.

Accrued interests are recognized in the consolidated income statement under finance income during the year in which they occur.

2.10                                Derivatives and hedging

The derivatives held by the Company correspond to transactions hedged against foreign currency exchange rate risk and the price of raw materials and materially offset the risks that are hedged.

The derivatives are accounted for at fair value. If positive, they are recorded under “other current financial assets”. If negative, they are recorded under “other current financial liabilities.”

The Company’s derivatives agreements do not qualify as hedges pursuant to IFRS requirements.  Therefore, the changes in fair value are immediately recognized in the income statement under “foreign exchange difference”.

The Company does not use hedge accounting for its foreign investments.

The Company has also evaluated the derivatives implicit in financial contracts and instruments to determine whether their characteristics and risks are closely related to the master agreement, as stipulated by IAS 39.

Fair value hierarchy

The Company´s foreign exchange derivatives contracts resulted in total liabilities at September, 30 2012 (liability at December 31, 2012) classified within the other current financial liabilities (current financial liabilities), respectively, and are carried at fair value in the statement of financial position. The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

Level 1:         Quoted (unadjusted) prices in active markets for identical assets or liabilities.

Level 2:         Assumptions different to quoted prices included in level 1 and that are applicable to assets and liabilities, be it directly (as price) or indirectly (i.e. derived from a price).

Level 3:         Assumptions for assets and liabilities that are not based on information observed directly in the market.

During the period ended September 30, 2012, there were no transfers of items between fair value measurements categories all of which were valued during the period using level 2.

2.11                                Inventory

Inventories are valued at the lower of cost and net realizable value. Cost is determined by using the weighted average cost method. The cost of finished products and of work in progress includes raw materials, direct labor, other direct costs and manufacturing overhead(based on a operating capacity) to bring the goods to marketable condition, but it excludes interest expense. The net realizable value is the estimated selling price in the ordinary course of business, less any variable cost of sale.

Estimates are also made for obsolescence of raw materials and finished products based on turnover and ageing of the items involved.

2.12                                Trade receivable

Trade accounts receivable are recognized initially at their nominal value, given the short term in which they are recovered, less any impairment loss. A provision is made for impairment losses on trade accounts receivable when there is objective evidence that the Company will be incapable of collecting all sums owed according to the original terms of the receivable, based either on individual analyses or on global aging analyses. The carrying amount of the asset is reduced as the provision is used and the loss is recognized in administrative and sales expenses in the consolidated income statement by function.

2.13                                Cash and cash equivalents

Cash and cash equivalents include cash at banks and on hand, time deposits in banks and other short-term, highly liquid investments and low risk of change in value with purchased original maturities of three months or less.

2.14                                Debt securities

Bank funding such as debt securities issued are initially recognized at fair value, net transaction costs. Liabilities with third parties are later valued at amortized cost. Any difference between the funding obtained (net of the costs required to obtain it) and the reimbursement amount is recognized in the income statement during the term of the debt using the effective interest rate method.

2.15                                Government subsidies

Government subsidies are recognized at their fair value when it is sure that the subsidy will be received and that the Group will meet all the established conditions.

Official cost-related subsidies are deferred and recognized on the income statement in the period of the corresponding cost.

Official subsidies for the purchase of property, plant and equipment are deducted from the cost of the related asset in property, plant and equipment and recognized on the income statement  on a straight-line basis during the estimated useful life of the related  asset.

2.16                                Income tax

The Company and its subsidiaries in Chile account for income tax according to the net taxable income calculated by the rules in the Income Tax Law. Its subsidiaries abroad do so according to the regulations of the country in which they operate.

Deferred taxes are calculated using the balance sheet - liability method on the temporary differences between the tax basis of assets and liabilities and their carrying amounts in the consolidated financial statements, using the tax rate in the year of reversal of the difference.

Deferred tax assets are recognized to the extent that it is probable that future taxable profits will be available against which the temporary differences can be offset.

The company does not recognize deferred taxes for temporary differences from investments in subsidiaries and associates in which the Company can control the timing of reversal and it is likely that they will not be reversed in the foreseeable future.

2.17                                Employee benefits

The Company has established a provision to for post retirement compensation according to years of service that will be paid to its employees according to the individual and collective contracts in place. This provision is accounted for at the actuarial value in accordance with IAS 19. The positive or negative effect on compensation because of changes in estimates (turnover, mortality, retirement, and other rates) is recorded directly in income.

The Company also has an executive retention plan. It is accounted for as a liability according to the guidelines of the plan. This plan grants certain executives the right to receive a fixed cash payment on a pre-set date once they have completed the required years of employment.

The Company and its subsidiaries have made a provision account for the cost of vacation and other employee benefits on an accrual basis. This liability is recorded under provisions.

2.18                               Provisions

Provisions for litigation are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated.

2.19                               Operating leases

Operating lease payments are recognized as expense on a straight-line basis over the term of the lease.

2.20                               Deposits for returnable containers

This is a liability comprised of cash collateral received from customers for bottles and other returnable containers made available to them.

The liability pertains to the deposit amount that is reimbursed if the customer or distributor returns the bottles and cases in good condition, together with the original invoice. Estimation of the liability is based on  the inventory of bottles given as a loan to clients and distributors, the estimated amount of bottles in circulation, and a historical average weighted value per bottle or case.

Deposits for returnable containers are presented as a current liability because the Company does not have a legal right to defer settlement for a period in excess of one year.  However, the Company does not anticipate any material cash settlements for such amounts during the upcoming year.

2.21                               Revenue recognition

Revenue is measured at fair value of the consideration received or receivable for the sale of goods in the ordinary course of the Company’s business. Revenue is presented net of value-added tax, returns, rebates, and discounts and net of sales between the companies that are consolidated.

The Company recognizes revenue when earned and the amount of revenue can be reliably measured and it is probable that the future economic benefits will flow to the Company.

2.22                               Dividend payments

Dividend payments to the Company’s shareholders are recognized as a liability in the consolidated financial statements of the Company, based on the obligatory 30% minimum in accordance with the Corporations Law.

2.23                               Critical accounting estimates and judgments

The Company makes estimates and judgments about the future. Actual results may differ from previously estimated amounts. The estimates and judgments that might have a material impact on future financial statements are explained below:

2.23.1                     Estimated impairment loss on goodwill

The Group tests goodwill for impairment loss on an annual basis or whenever there are indicators of impairment. The recoverable amounts of cash generating units are determined based on calculations of the value in use.  The key variables that management calculates include the volume of sales, prices, marketing expenses and other economic factors.  The estimation of these variables requires a material administrative judgment as those variables imply inherent uncertainties.  However, the assumptions are consistent with our internal planning.  Therefore, management evaluates and updates estimates according to the conditions affecting the variables.  If these assets are deemed to have become impaired, they will be written off at their estimated fair value or future recovery value according to discounted cash flows.  Free cash flows in Brazil and Argentina were discounted at a rate of 15%, and there was a gain on the respective assets, including the goodwill of the Brazilian and Argentine subsidiaries.

2.23.2                     Impairment of receivables

The Company evaluates the possibility of collecting trade accounts receivable using several factors. When the Company becomes aware of a specific inability of a customer to fulfill its financial commitments, a specific provision for doubtful accounts is estimated and recorded, which reduces the recognized receivable to the amount that the Company estimates will ultimately be collected. In addition to specifically identifying potential uncollectible customer accounts, debits for doubtful accounts is determined based on historical collection history and a general assessment of trade accounts receivable, both outstanding and past due, among other factors. The balance of the Company’s trade accounts receivable was ThCh$88,465,513 at September 30, 2012 (ThCh$114,618,699 at December 31, 2011), net of an allowance for doubtful accounts provision of ThCh$1,492,191 at September 30, 2012 (ThCh$1,544,574 at December 31, 2011).

2.23.3                      Property, plant, and equipment

Property, plant, and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful life of those assets. Changes in circumstances, such as technological advances, changes to the Company’s business model, or changes in its capital strategy might modify the effective useful lives as compared to our estimates. Whenever the Company determines that the useful life of property, plant and equipment might be shortened, it depreciates the excess between the net book value and the estimated recoverable amount according to the revised remaining useful life. Factors such as changes in the planned use of manufacturing equipment, dispensers, and transportation equipment or computer software could make the useful lives of assets shorter. The Company reviews the impairment of long-lived assets each time events or changes in circumstances indicate that the book value of any of those assets might not be recovered. The estimate of future cash flows is based, among other things, on certain assumptions about the expected operating profits in the future. Company estimates of non-discounted cash flows may differ from real cash flows because of, among other reasons, technological changes, economic conditions, changes in the business model, or changes in the operating profit. If the sum of non-discounted cash flows that have been projected (excluding interest) is less than the carrying value of the asset, the asset will be written down to its estimated fair value.

2.23.4                      Liabilities for returnable container collateral

The Company records a liability for deposits received in exchange for bottles and cases provided to its customers and distributors. This liability represents the amount of the deposit that must be returned if the client or distributor returns the bottles and cases in good condition, together with the original invoice. This liability is estimated on the basis of an inventory of bottles given on loan to customers and distributors, estimates of bottles in circulation and the weighted average historical cost per bottle or case. Management must make several assumptions in relation to this liability in order to estimate the number of bottles in circulation, the amount of the deposit that must be reimbursed and the timing of disbursements.

2.24                                New IFRS and interpretations of the IFRS Interpretations Committee (IFRSIC)

The following IFRS and Interpretations of the IFRSIC have been published:

New Standards	Mandatory Effective Date
IFRS 9 Financial instruments: Classification and measurement	January 1, 2015
IFRS 10 Consolidated Financial Statements	January 1, 2013
IFRS 11 Joint Arrangements	January 1, 2013
IFRS 12 Disclosure of Interests in Other Entities	January 1, 2013
IFRS 13 Fair Value Measurement	January 1, 2013

IFRS 9 “Financial Instruments”

This Standard introduces new requirements for the classification and measurement of financial assets and early application is permitted.  All financial assets must be classified in their entirety on the basis of the company’s business model for financial asset management and the characteristics of contractual cash flows of financial assets.  Under this standard, financial assets are measured at the amortized cost or fair value.  Only financial assets classified as measured at the amortized cost must be impairment-tested.  This standard applies to years beginning on or after January 1, 2015, and it can be adopted earlier.

IFRS 10 “Consolidated Financial Statements” / NIC 27 “Separate Financial Statements”

This Standard supersedes the part of IAS 27 on Separate and Consolidated Financial Statements that spoke of accounting for consolidated financial statements.  It also includes matters in SIC-12, Special-Purpose Entities. IFRS 10 establishes one single control model that applies to all entities (including special purpose or structured entities).  The changes made by IFRS 10 will require that management exercise significant professional judgment in determining which entity is controlled and which must be consolidated.

IFRS 11 “Joint Arrangements”/ NIC 28 “Investments in Associates and Joint Ventures”

IFRS 11 supersedes IAS 31 Interests in Joint Ventures and SIC 13 Jointly Controlled Entities — Non-Monetary Contributions by Joint Venturers.  IFRS 11 uses some of the terms used in IAS 31, but with different meanings.  IAS 31 identifies 3 types of joint ventures, but IFRS 11 only considers of 2 types (joint ventures and joint operations) when there is a joint control.  Since IFRS 11 uses the IFRS 10 principle of control to identify control, determining whether there is a joint control can change.  Moreover, IFRS 11 takes away the alternative of accounting for jointly controlled entities (JCEs) using a proportional consolidation.  Instead, JCEs meeting the definition of joint ventures must be accounted for using the equity method.  An entity must recognize the assets, liabilities, income and expenses, if any, of joint operations, which include jointly controlled assets, former jointly controlled operations and former JCEs.

IFRS 12 “Disclosure of Interests in Other Entities”

IFRS 12 includes all consolidation-related disclosures that were previously in IAS 27 as well as all disclosures previously included in IAS 31 and IAS 28.  These disclosures relate to the interests in related companies, joint arrangements, associates and structured entities.  A number of new disclosures are also required.

IFRS 13 “Fair Value Measurement”

IFRS 13 establishes a new guide on how to measure fair value, when required or permitted by IFRS.  When an entity must use the fair value remains the same.  The standard changes the definition of fair value—Fair Value:  The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price).  Some new disclosures are also added.

Improvements and amendments	Mandatory Effective date
IAS 1 Presentation of Financial Statements — Presentation of Other Comprehensive Income Components	July 1, 2012
IAS 12 Deferred Taxes: Recovery of Underlying Assets	January 1, 2012
IAS 19 Employee benefits (2011)	January 1, 2013
IAS 32 Financial Instruments Presentation	January 1, 2014

IAS 1 Presentation of Financial Statements

The amendments to IAS 1 change the grouping of items presented in OCI. Items that could be reclassified (or recycled) to profit or loss at a future point in time (for example, upon derecognition or settlement) would be presented separately from items that will never be reclassified. The amendment affects presentation only and has no impact on the Company´s financial position or performance. The amendment becomes effective for annual periods beginning on or after July 1, 2012. These amendments must be incorporated obligatorily for years beginning on or after July 1, 2012.  They can be applied early, which must be disclosed.

IAS 12 “Income Taxes”

IAS 12 introduces a refutable presumption that deferred taxes on investment properties, measured using a fair value model, will be recognized on a sale presumption basis unless the entity has a business model that can show that the investment properties will be consumed by the business throughout its economic cycle.  If it is consumed, a consumption basis must be adopted.  The improvement also introduces the requirement that deferred taxes on non-depreciable assets measured using the revaluation model of IAS 16 must also be measured on a sales basis.  It must be applied for years starting on or after January 1, 2012.

IAS 19 “Employee Benefits”

On June 16, 2011, the IASB published changes to IAS 19, Employee Benefits, which changed the accounting of defined benefit plans and termination benefits.  The changes require recognizing changes in the liability for defined benefits and in the assets of the plan when those changes occur.  The recognition of costs of past services is accelerated.  The changes in the liability for defined benefits and the assets in the plan are disaggregated into three components:  service costs, net interest on net (assets) liabilities for defined benefits and re-measurement of net (assets) liabilities for defined benefits.  The net interest is calculated using a rate of return on high quality corporate bonds.  This could be lower than the rate actually used to calculate the expected return on the plan’s assets and result in a reduction in fiscal year profit.  The changes take effect for years starting on or after January 1, 2013 and they can be applied early.  A retroactive application is required, with certain exceptions.

IAS 32 “Financial Instruments Presentation”

The changes to IAS 32, issued in December 2011, are intended to clarify differences in how it applies to compensation and to reduce the level of diversity in actual practice.  The standard applies effective January 1, 2014 and it can be adopted early.

The management of the Company and its subsidiaries is studying the impact of these new standards to evaluate the impact it would have over the consolidated financial statements.

2.25                                                Reclassifications and other adjustments

Certain amounts in the consolidated financial statements have been reclassified for comparability with those previously reported as of December 31, 2011. A summary of these items are presented below:

Consolidated Statements of Financial Position

	Previously reported 12.31.2011	Current Presentation 12.31.2011
	ThCh$	ThCh $
Deferred tax assets (a)	8,060,227	—
Total non-current assets	514,487,351	506,427,124
Total assets	750,019,570	741,959,343

Other current financial liabilities (b)	12,280,310	23,093,402
Other current non-financial liabilities (b)	41,154,571	30,341,479
Total non-current liabilities	196,643,904	196,643,904

Deffered tax liabilities (a)	43,305,717	35,245,490
Total non-current liabilities	131,396,746	123,336,519
Total equity and liabilities	750,019,570	741,959,343

(a) Classification of deferred taxes — Deferred tax assets and liabilities related to the same tax jurisdiction are now presented net in all periods as stipulated by IAS 12.74. The amount of the reclassification totals ThCh$8,060,227.

(b) Guarantee deposits - deposits in guarantee in the amount of ThCh$10,813,092 were presented as other non-financial current liabilities as of December 31, 2011, are now presented as other financial current liabilities, since the eventual liquidation, would occur via a cash disbursement.

NOTE 3 —  REPORTING BY SEGMENT

The Company provides information by segments according to IFRS 8 “Operating Segments,” which establishes standards for reporting by operating segment and related disclosures for products, services, and geographic areas.

The Company’s Board of Directors and Management measures and evaluates performance of segments according to the operating income of each of the countries where there are franchises.

The operating segments are determined based on the presentation of internal reports to the senior officer in charge of operating decisions. That officer has been identified as the Company Board of Directors as the board  makes strategic decisions.

The segments defined by the Company for strategic decision-making are geographic. Therefore, the reporting segments correspond to:

•                 Chilean operations

•                 Brazilian operations

•                 Argentine operations

The three operating segments conduct their business through the production and sale of soft drinks, other beverages, and packaging.

The income and expense related to corporate management are assigned to the Chilean operation in the operating segment.

The total income by segment includes sales to unrelated customers and inter-segment sales, as indicated in the Company’s consolidated statement of income.

A summary of the operations by segment of the Company is detailed as follows, according to IFRS:

For the period ended September 30, 2012	Chile Operation	Argentina Operation	Brazil Operation	Consolidated Total
	ThCh$	ThCh$	ThCh$	ThCh$

Operating revenue from external customers	238,989,393	201,673,848	327,876,104	768,539,345
Interest income	615,013	283,541	1,124,009	2,022,563
Interest expense	(4,704,486)	(1,524,993)	(423,864)	(6,653,343)
Interest income, net	(4,089,473)	(1,241,452)	700,145	(4,630,780)
Depreciation and amortization	(15,700,651)	(7,502,777)	(12,434,600)	(35,638,028)
Sums of significant expenses items	(208,121,919)	(184,621,328)	(286,562,867)	(679,306,114)
Net income of the segment reported	11,077,350	8,308,291	29,578,782	48,964,423

Share of the entity in income of associates accounted for using the equity method, total	924,498	—	833,815	1,758,313
Income tax expense (income), total	(4,675,564)	(4,865,295)	(14,416,325)	(23,957,184)

Segment assets, total	332,546,927	117,504,435	272,584,691	722,636,053
Carrying amount in associates and joint ventures accounted for using the equity method, total	40,309,277	—	20,761,014	61,070,291
Capital expenditures and other	39,763,916	22,646,998	24,300,332	86,711,246
Liabilities of the segments, total	172,581,636	63,546,441	74,873,499	311,001,576

Cash flows provided by in Operating Activities	40,214,241	6,689,444	44,452,938	91,356,623
Cash flows used in Investing Activities	(25,111,881)	(21,235,268)	(24,298,264)	(70,645,413)
Cash flows used in Financing Activities	(10,810,139)	12,255,743	(241,332)	1,204,272

For the period ended September 30, 2011	Chile Operation	Argentina Operation	Brazil Operation	Consolidated Total
	ThCh$	ThCh$	ThCh$	ThCh$

Operating revenue from external customers	211,356,714	155,021,219	321,786,951	688,164,884
Interest income	1,304,206	72,758	1,094,515	2,471,479
Interest expense	(4,093,972)	(796,781)	(470,941)	(5,361,694)
Interest income, net	(2,789,766)	(724,023)	623,574	(2,890,215)
Depreciation and amortization	(11,152,360)	(5,422,487)	(11,708,102)	(28,282,949)
Sums of significant expenses items	(173,570,285)	(140,799,929)	(279,882,303)	(594,252,517)
Net income of the segment reported	23,844,303	8,074,780	30,820,120	62,739,203

Share of the entity in income of associates accounted for using the equity method, total	1,178,314	—	(7,414)	1,170,900
Income tax expense (income), total	(3,979,085)	(4,335,210)	(14,387,778)	(22,702,073)

Segment assets, total	304,458,401	98,662,521	286,276,513	689,397,435
Carrying amount in associates and joint ventures accounted for using the equity method, total	37,030,563	—	24,729,089	61,759,652
Capital expenditures and other	(63,037,744)	(17,019,128)	(16,571,933)	(96,628,805)
Liabilities of the segments, total	161,515,212	48,179,081	77,042,065	286,736,358

Cash flows provided by in Operating Activities	44,466,181	11,991,246	40,309,358	96,766,785
Cash flows used in Investing Activities	(18,620,208)	(15,063,901)	(18,335,582)	(52,019,691)
Cash flows used in Financing Activities	(58,627,464)	2,336,560	(205,307)	(56,496,211)

NOTE 4 — CASH AND CASH EQUIVALENTS

Cash and cash equivalents are detailed as follows as of September 30, 2012 and December 31, 2011:

Description By item	09.30.2012	12.31.2011
	ThCh$	ThCh$
Cash	326,526	138,410
Bank balances	14,214,937	16,326,710
Time deposits	13,874	243,991
Money market funds	34,358,617	14,588,811
Cash and cash equivalents	48,913,954	31,297,922

By currency	ThCh$	ThCh$
Dollar	7,304,997	2,724,252
Euro	3	243,991
Argentine Peso	1,904,936	5,020,278
Chilean Peso	13,523,042	6,340,907
Real	26,180,976	16,968,494
Cash and cash equivalents	48,913,954	31,297,922

4.1             Time deposits

Time deposits defined as Cash and cash equivalents are detailed as follows at September 30, 2012 and December 31, 2011:

Placement	Entity	Currency	Principal	Annual Rate	09.30.2012
			ThCh$	%	ThCh$
08.08.2012	Banco BBVA – Argentina	Argentinean Pesos	13,617	13.25	13,874

		Total			13,874

Placement	Entity	Currency	Principal	Annual Rate	12.31.2011
			ThCh$	%	ThCh$
12.29.2011	Banco BBVA – Chile	Euros	243,449	4.20	243,991

		Total			243,991

4.2             Money Market

Money market mutual fund shares are valued at the share value at the close of each fiscal period. Below is a description for the end of each period:

Institution	09.30.2012	12.31.2011
	ThCh$	ThCh$
Mutual fund Select Banco Itaú – Chile	3,564,569	2,093,339
Mutual fund Soberano Banco Itaú – Brasil	19,851,737	6,281,070
Mutual fund financial capital Banchile	3,521,081	—
Mutual fund Corporate Banco BBVA – Chile	1,137,000	770,000
Western Assets Institutional Cash	3,568,635	2,876,982
Mutual fund Banco Galicia	—	2,566,901
Mutual fund Equity Caja Económica Federal – Brasil	2,710,817	—
Mutual fund Wells Fargo	—	519
Jefferies Bache - USA	4,778	—

Total mutual fund	34,358,617	14,588,811

NOTE 5 —         OTHER CURRENT FINANCIAL ASSETS

Below are the financial instruments held by the Company at September 30, 2012 and December 31, 2011, other than cash and cash equivalents.  They consist of time deposits expiring in the short term (more than 90 days),restricted mutual funds and derivative contracts. The detail of financial instruments is detailed as follows:

Time deposits

Placement	Maturity					Annual	Balance at
date	date		Entity	Currency	Principal	Rate	9.30.2012
					ThCh$	%	ThCh$
06.22.2012	10.22.2012	(1)	Banco Galicia - Argentina	Ar$	328,730	15.25	334,192
06.22.2012	10.22.2012	(1)	Banco Galicia - Argentina	Ar$	328,397	15.25	333,853
03.25.2012	03.20.2013		Banco Votorantim - Brasil	R$	16,371	8.82	16,939

					Total		684,984

Fondos Mutuos

Institution		ThCh$
Mutual Fund Banco Galicia (1)		121,794
	Subtotal	121,794

Total other current financial assets	Total	806,778

Time Deposits

Placement	Maturity					Annual
date	date		Entity	Currency	Principal	Rate	12.31.2011
					ThCh$	%	ThCh$
08.04.2011	01.18.2012		Banco BBVA- Chile	UF	4,000,000	3.44	4,119,995
08.04.2011	01.18.2012		Banco Estado – Chile	UF	4,000,000	3.48	4,138,046
12.21.2011	05.09.2012		Banco Corpbanca – Chile	UF	2,500,000	5.00	2,505,892
12.21.2011	05.09.2012		Banco Chile – Chile	UF	2,500,000	4.70	2,505,684
12.16.2011	02.20.2012	(1)	Banco Galicia - Argentina	Ar$	711,717	20.00	716,403
03.25.2011	03.20.2012		Banco Votorantin - Brasil	R$	17,759	8.82	19,007

					Subtotal		14,005,027

Mutual Funds

Institution		ThCh$
Mutual Fund Banco Galicia (1)		1,656,156
	Subtotal	1,656,156

Total other current financial assets	Total	15,661,183

(1) These are financial investments the use of which is restricted because they were made to comply with the guarantees of derivatives transactions performed by the Company.

NOTE 6 —         CURRENT AND NON-CURRENT NON-FINANCIAL ASSETS

Note 6.1   Other current non-financial assets

Details	09.30.2012	12.31.2011
	ThCh$	ThCh$
Prepaid insurance	372,395	77,228
Prepaid expenses	2,442,349	2,933,946
Fiscal credit remaining	15,080,241	11,704,342
Guaranty Deposits with customs (Argentina)	624,112	—
Other current assets	25,514	45,342
Total	18,544,611	14,760,858

Note 6.2   Other non-current, non-financial assets

Description	09.30.2012	12.31.2011
	ThCh$	ThCh$
Prepaid expenses	2,397,972	2,275,128
Fiscal credit	5,075,553	6,529,944
Judicial deposits (1)	17,589,983	19,989,604
Others	257,718	1,399,133
Total	25,321,226	30,193,809

(1)             See note 21.2

NOTE 7 —  TRADE AND OTHER ACCOUNTS RECEIVABLE

The composition of trade and other accounts receivable is detailed as follows:

	09.30.2012			12.31.2011
	Assets before provisions	Allowance for doubtful accounts	Commercial debtors net assets	Assets before provisions	Allowance for doubtful accounts	Commercial debtors net assets
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Commercial debtors and other current accounts receivable
Current commercial debtors
Current credit operations debtors	63,767,091	(1,463,303)	62,303,788	86,732,234	(1,516,817)	85,215,417
Other current debtors	8,174,660	—	8,174,660	11,711,426	—	11,711,426
Current commercial debtors	71,941,751	(1,463,303)	70,478,448	98,443,660	(1,516,817)	96,926,843
Current anticipated payments	1,634,538		1,634,538	1,641,953	—	1,641,953
Other current accounts receivable	9,717,645	(28,888)	9,688,757	8,902,000	(27,757)	8,874,243
Commercial debtors and other current accounts receivable	83,293,934	(1,492,191)	81,801,743	108,987,613	(1,544,574)	107,443,039

Non-current accounts receivable
Non-current credit operations	6,658,243	—	6,658,243	7,175,559	—	7,175,559
Other non-current debtors	5,527	—	5,527	101	—	101
Non-current accounts receivable	6,663,770	—	6,663,770	7,175,660	—	7,175,660
Commercial debtors and other accounts receivable	89,957,704	(1,492,191)	88,465,513	116,163,273	(1,544,574)	114,618,699

Stratification of debtor portfolio by current and non-current credit operations	Number of clients	09.30.2012	Number of clients	12.31.2011
		ThCh$		ThCh$
Up to date non-securitized portfolio	1,104	—	1,518	—
Non-securitized portfolio between 01 and 30 days	34,542	60,020,166	35,875	83,238,264
Non-securitized portfolio between 31 and 60 days	375	167,146	390	344,270
Non-securitized portfolio between 61 and 90 days	294	319,616	336	526,403
Non-securitized portfolio between 91 and 120 days	259	224,716	242	429,241
Non-securitized portfolio between 121 and 150 days	265	271,241	226	360,202
Non-securitized portfolio between 151 and 180 days	276	237,371	192	149,929
Non-securitized portfolio between 181 and 210 days	258	217,932	141	141,115
Non-securitized portfolio between 211 and 250 days	259	225,047	206	148,033
Non-securitized portfolio more than 250 days	676	8,742,099	527	8,570,336
Total	38,308	70,245,334	39,653	93,907,793

		09.30.2012		12.31.2011
		ThCh$		ThCh$
Current comercial debtors		63,767,091		86,732,234
No current comercial debtors		6,658,243		7,175,559
Total		70,425,334		93,907,793

The change in the impairment of receivables between January 1 and September 30, 2012 and January 1 and December 31,2011 is presented below:

Item	09.30.2012	12.31.2011
	ThCh$	ThCh$
Initial balance	1,544,574	1,225,556
Bad debt expense	777,744	1,610,540
Use of provision	(650,476)	(1,368,084)
Increase (decrease) because of foreign exchange	(179,651)	76,562
Movement	(52,383)	319,018
Ending balance	1,492,191	1,544,574

NOTE 8 —  INVENTORY

The composition of inventory balances is detailed as follows:

	Corrientes
Description	09.30.2012	12.31.2011
	ThCh$	ThCh$
Raw materials	26,783,381	29,518,840
Merchandise	7,661,621	6,949,830
Production inputs	573,041	1,211,163
Products in progress	71,461	256,273
Finished goods	13,074,216	11,215,868
Spare parts	11,174,498	8,849,970
Other inventory	875,434	765,020
Obsolescence provision (1)	(1,307,921)	(1,280,306)
Balance	58,905,731	57,486,658

The cost of inventory recognized as a cost of sales totaled ThCh$462,335,544 and ThCh$407,316,781  at September 30, 2012 and 2011, respectively.

(1)             The provision for obsolescence is primarily related to the obsolescence of parts classified as inventories and less finished goods and raw materials.

NOTE 9 —  INCOME TAX AND DEFERRED TAXES

At the close of the period September 30, 2012, the Company had a taxable profits fund for ThCh$20,297,651, comprised of profits with credits for first category income tax amounting to ThCh$20,262,926 and profits with no credit amounting to ThCh$34,725.

9.1             Current tax assets

Current tax receivables break down as follows:

Item	09.30.2012	12.31.2011
	ThCh$	ThCh$

Monthly provisional payments	3,268,266	1,646,502
Tax credits (1)	1,654,358	817,064

Total	4,922,624	2,463,566

(1)    That item corresponds to income tax credits on account of training expenses, purchase of property, plant and equipment and donations.

9.2             Current tax liabilities

Current tax payables correspond to the following items

Item	09.30.2012	12.31.2011
	ThCh$	ThCh$
Income tax	2,078,428	3,459,329
Other	—	361,918
Balance	2,078,428	3,821,247

9.3             Tax expense

The current and deferred income tax expenses for the periods ended September 30, 2012 and 2011 are detailed as follows:

Item	09.30.2012	09.30.2011
	ThCh$	ThCh$
Current tax expense	19,225,027	19,602,555
Adjustment to current tax from the previous fiscal year	125,303	387,666
Other current tax expenses	348,643	304,481
Current tax expense	19,698,973	20,294,702
Expenses relating to the origination and reversal of temporary differences on current taxes	4,258,211	2,407,371
Deferred tax expenses	4,258,211	2,407,371
Income tax expense	23,957,184	22,702,073

9.4             Deferred taxes

The net cumulative balances of temporary differences created deferred tax assets and liabilities, which are shown below:

	09.30.2012		12.31.2011
Temporary differences	Activos	Pasivos	Activos	Pasivos
	ThCh$	ThCh$	ThCh$	ThCh$

Property, plant and equipment	254,811	22,254,054	897,101	22,769,301
Impairment accrual	559,908	—	865,769	—
Employee benefits	1,763,598	—	1,462,239	—
Post-employment benefits	—	348,019	—	510,613
Tax losses (1)	2,201,058	—	705,861	—
Contingency provision	1,767,189	—	2,215,553	—
Foreign exchange rate difference (Brazilian debt)	—	8,940,373	—	11,698,815
Allowance for doubtful accounts	193,284	—	368,947	—
Tax income for inventory holding (Argentina)	891,823	—	1,066,527	—
Tax incentives	—	9,741,889	—	7,900,864
Other	1,288,086	990,491	478,230	426,124
Subtotal	8,919,757	42,274,826	8,060,227	43,305,717
Net Liabilities		33,355,069		35,245,490

(1)    Corresponding to our subsidiary in Chile, Embotelladora Andina Chile S.A., which is in the start-up process of its manufacturing and commercial operations. Tax losses in Chile do not have an expiration date.

9.5             Deferred tax liability movement

Movement in deferred liability accounts is detailed as follows:

Item	09.30.2012	12.31.2011
	ThCh$	ThCh$

Initial Balance	35,245,490	35,600,739
Increase in deferred tax liabilities	2,677,062	2,309,907
Sale of ownership interest in Vital S.A.	—	(947,445)
Decrease due to foreign currency translation	(4,567,483)	(1,717,711)
Movements	(1,890,421)	(355,249)
Ending balance	33,355,069	35,245,490

9.6             Distribution of domestic and foreign tax expenses

As of September 30, 2012 and 2011, domestic and foreign tax expenses are detailed as follows:

Income tax	09.30.2012	09.30.2011
	ThCh$	ThCh$
Current taxes
Foreign	(16,444,731)	(16,222,303)
Domestic	(3,254,242)	(4,072,399)
Current tax expense	(19,698,973)	(20,294,702)

Deferred taxes
Foreign	(3,159,592)	(2,500,685)
Domestic	(1,098,619)	93,314
Deferred tax expense	(4,258,211)	(2,407,371)
Income tax expense	(23,957,184)	(22,702,073)

9.7             Reconciliation of effective rate

Below is the reconciliation of tax expenses at the legal rate and tax expenses at the effective rate:

Reconciliation of effective rate	09.30.2012	09.30.2011
	ThCh$	ThCh$
Income before taxes	72,921,607	85,441,276
Tax expense at legal rate (20%)	(14,584,321)	(17,088,255)
Effect of tax rate in other jurisdictions	(7,692,026)	(7,760,478)

Permanent differences:
Non-taxable revenues	1,184,576	3,577,057
Non-deductible expenses	(1,475,496)	(588,956)
Tax effect over changes in the tax rate	(848,018)	—
Other increases (decreases) in charge for legal taxes	(541,899)	(841,441)
Adjustments to tax expenses	(1,680,837)	2,146,660

Tax expense at the effective rate	(23,957,184)	(22,702,073)
Effective rate	32.9%	26.6%

Below are the income tax rates applicable in each jurisdiction where the Company does business:

	Rate
Country	2012	2011
Chile	20%	20%
Brasil	34%	34%
Argentina	35%	35%

NOTE 10 —  PROPERTY, PLANT AND EQUIPMENT

10.1                                Balances

Property, plant and equipment are itemized below for the close of each fiscal period:

	Property, plant and equipment, gross		Cumulative depreciation and impairment		Property, plant and equipment, net
Item	09.30.2012	12.31.2011	09.30.2012	12.31.2011	09.30.2012	12.31.2011
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Construction in progress	61,590,825	47,924,160	––	––	61,590,825	47,924,160
Land	32,245,885	34,838,977	––	––	32,245,885	34,838,977
Buildings	88,865,881	93,603,989	(26,451,425)	(28,249,427)	62,414,456	65,354,562
Plant and equipment	251,989,284	264,342,629	(148,335,295)	(155,026,259)	103,653,989	109,316,370
Information technology	8,445,978	11,416,373	(6,289,663)	(9,273,033)	2,156,315	2,143,340
Fixed facilities and accessories	30.333.739	29,878,815	(15,461,196)	(14,428,606)	14,872,543	15,450,209
Vehicles	8,273,385	4,871,319	(2,978,022)	(2,932,515)	5,295,363	1,938,804
Improvements to leased property	129,377	153,483	(117,304)	(129,503)	12,073	23,980
Other property, plant and equipment (1)	254.751.973	250,672,995	(175,839,788)	(177,598,930)	78,912,185	73,074,065
Item	736,626,327	737,702,740	(375,472,693)	(387,638,273)	361,153,634	350,064,467

Other property, plant and equipment is composed of bottles, market assets, furniture and other minor goods.

The net balance of each of these categories at September 30, 2012 and December 31, 2011 is detailed as follows:

Other property, plant and equipment	09.30.2012	12.31.2011
	ThCh$	ThCh$
Bottles	41,123,432	43,138,347
Marketing and promotional assets	23,383,746	23,218,456
Other property, plant and equipment	14,405,007	6,717,262
Total	78,912,185	73,074,065

The Company has insurance to protect its property, plant and equipment and its inventory from potential losses. The geographic distribution of those assets is detailed as follows:

Chile             : Santiago, Puente Alto, Maipú, Renca, Rancagua and San Antonio

Argentina    : Buenos Aires, Mendoza, Córdoba and Rosario.

Brasil            : Río de Janeiro, Niteroi, Campos, Cabo Frío, Nova Iguazú, Espirito Santo and Vitoria.

10.2        Movements

Movements in property, plant and equipment are detailed as follows between January 1 and September 30, 2012 and January 1 and December 31, 2011:

For the period ended 09.30.2012	Construction in progress	Land	Buildings, net	Plant and equipment, net	IT Equipment, net	Fixed installations and accessories, net	Motor vehicles, net	Improvements to leased property, net	Other property, plant and equipment, net	Property, plant and equipment, net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Initial balance	47,924,160	34,838,977	65,354,562	109,316,370	2,143,340	15,450,209	1,938,804	23,980	73,074,065	350,064,467
Additions	32,434,451	—	549,092	9,290,009	572,499	47,160	1,227,037	—	29,469,198	73,589,446
Disposals	—	—	—	(1)	(33,670)	—	—	—	(27,771)	(61,442)
Transfers from works under construction	(17,438,709)	—	5,212,983	7,034,192	384,279	1,322,056	2,799,539	—	685,660	—
Depreciation expense	––	––	(1,329,237)	(13,419,029)	(675,305)	(1,577,952)	(402,622)	(8,925)	(17,896,289)	(35,309,359)
Increase (decrease) in foreign currency translation	(1,329,077)	(2,593,092)	(7,372,944)	(7,969,602)	(219,051)	(366,179)	(135,389)	(2,982)	(6,003,210)	(25,991,526)
Other increases (decreases)	—	—	—	(597,950)	(15,777)	(2,751)	(132,006)	—	(389,468)	(1,137,952)
Total movements	13,666,665	(2,593,092)	(2,940,106)	(5,662,381)	12,975	(577,666)	3,356,559	(11,907)	5,838,120	11,089,167
Ending balance	61,590,825	32,245,885	62,414,456	103,653,989	2,156,315	14,872,543	5,295,363	12,073	78,912,185	361,153,634

For the period ended 12.31.2011	Construction in progress	Land	Buildings, net	Plant and equipment, net	IT Equipment, net	Fixed installations and accessories, net	Motor vehicles, net	Improvements to leased property, net	Other property, plant and equipment, net	Property, plant and equipment, net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Initial balance	23,506,510	36,523,803	62,981,926	77,875,846	2,069,335	16,284,154	1,870,048	44,923	70,325,635	291,482,180
Deconsolidation of Vital S.A. because control was lost	—	(1,789,538)	(5,234,227)	(6,749,334)	—	—	—	—	(732,167)	(14,505,266)
Additions	52,845,762	(973)	2,076,108	30,838,285	601,044	45,516	499,615	—	31,524,654	118,430,011
Disposals	(13,506)	(120,727)	(762,174)	(17,571)	(185)	(30,395)	—	—	(49,852)	(994,410)
Transfers from works under construction	(28,409,020)	283,495	8,785,405	21,589,748	398,449	1,810,434	14,956	—	(4,473,467)	—
Depreciation expense	—	—	(2,022,571)	(13,713,542)	(931,282)	(1,117,400)	(379,172)	(21,250)	(20,650,320)	(38,835,537)
Increase (decrease) in foreign currency translation	(24,574)	(67,205)	(179,705)	(542,938)	6,023	26,995	(1,980)	307	(280,024)	(1,063,101)
Other increases (decreases)	18,988	10,122	(290,200)	35,876	(44)	(1,569,095)	(64,663)	—	(2,590,394)	(4,449,410)
Total movements	24,417,650	(1,684,826)	2,372,636	31,440,524	74,005	(833,945)	68,756	(20,943)	2,748,430	58,582,287
Ending balance	47,924,160	34,838,977	65,354,562	109,316,370	2,143,340	15,450,209	1,938,804	23,980	73,074,065	350,064,467

NOTE 11 —  RELATED PARTY DISCLOSURES

Balances and transactions with related parties as of September 30, 2012 and December 31, 2011 are detailed as follows:

11.1           Accounts receivable:

11.1.1       Current:

Taxpayer ID	Company	Relationship	Country of origin	Currency	09.30.2012	12.31.2011
					ThCh$	ThCh$
96.714.870-9	Coca-Cola de Chile S. A.	Shareholder	Chile	Chilean peso	4,523,635	6,014,176
86.881.400-4	Envases CMF S. A.	Associate	Chile	Chilean peso	—	338,765
93.473.000-3	Embotelladoras Coca-Cola Polar S.A.	Related to shareholder	Chile	Chilean peso	376,263	66,052

		Total			4,899,898	6,418,993

11.1.2       Non-current:

Taxpayer ID	Company	Relationship	Country of origin	Currency	09.30.2012	12.31.2011
					ThCh$	ThCh$
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Chilean peso	9,312	11,187

		Total			9,312	11,187

11.2           Accounts Payable:

11.2.1       Current:

Taxpayer ID	Company	Relationship	Country of origin	Currency	09.30.2012	12.31.2011
					ThCh$	ThCh$
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Argentine peso	3,615,113	962,725
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to shareholder	Brasil	Reales	6,437,385	6,287,520
96.705.990-0	Envases Central S.A.	Associate	Chile	Chilean peso	1,478,665	2,200,977
86.881.400-4	Envases CMF S.A.	Associate	Chile	Chilean peso	726,573	—
76.389.720-6	Vital Aguas S.A.	Associate	Chile	Chilean peso	488,784	732,249
93.899.000-K	Vital Jugos S.A.	Associate	Chile	Chilean peso	1,545,151	1,175,567

		Total			14,291,671	11,359,038

11.3           Transactions:

			Country			Cumulative
Taxpayer ID	Company	Relationship	of origin	Description of transaction	Currency	09.30.2012
						ThCh$
93.899.000-K	Vital Jugos S.A.	Associate	Chile	Sale of raw materials	Chilean peso	4,697,898
93.899.000-K	Vital Jugos S.A.	Associate	Chile	Purchase of finished products	Chilean peso	18,656,191
93.473.000-3	Embotelladoras Coca-Cola Polar S.A.	Related to shareholder	Chile	Sale of raw materials	Chilean peso	529,162
96.705.990-0	Envases Central S.A.	Associate	Chile	Purchase of finished products	Chilean peso	14,618,933
96.705.990-0	Envases Central S. A.	Associate	Chile	Sale of raw materials	Chilean peso	2,479,381
96.714.870-9	Coca Cola de Chile S.A.	Shareholder	Chile	Concentrate purchase	Chilean peso	100,811,180
96.714.870-9	Coca Cola de Chile S.A.	Shareholder	Chile	Purchase of advertising services	Chilean peso	2,020,028
96.714.870-9	Coca Cola de Chile S.A.	Shareholder	Chile	Sale of marketing services	Chilean peso	432,800
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of bottles	Chilean peso	9,398,843
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of packaging materials	Chilean peso	1,714,528
76.389.720-6	Vital Aguas S.A.	Associate	Chile	Purchase of finished products	Chilean peso	4,065,125
Extranjera	Recofarma do Industrias Amazonas Ltda.	Related to shareholder	Brasil	Concentrate purchase	Reales	59,660,295
Extranjera	Recofarma do Industrias Amazonas Ltda.	Related to shareholder	Brasil	Reimbursement and other purchases	Reales	7,906,103
Extranjera	Recofarma do Industrias Amazonas Ltda.	Related to shareholder	Brasil	Advertising participation payment	Reales	9,747,716
Extranjera	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Concentrate purchase	$Argentinos	44,106,912
Extranjera	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Advertising rights, rewards and others	$Argentinos	4,840,965
Extranjera	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Collection of advertising participation	$Argentinos	4,239,273
96.815.680-2	BBVA Administradora General de Fondos	Related to director	Chile	Investment in mutual funds	Chilean peso	53,697,240
96.815.680-2	BBVA Administradora General de Fondos	Related to director	Chile	Redemption of mutual funds	Chilean peso	52,109,600
96.815.680-2	BBVA Administradora General de Fondos	Related to director	Chile	Redemption of time deposits	Chilean peso	223,027
84.505.800-8	Vendomática S.A.	Related to director	Chile	Sale of finished products	Chilean peso	906,065
79.753.810-8	Claro y Cía.	Related to director	Chile	Legal Counsel	Chilean peso	348,413
89.996.200-1	Envases del Pacífico S.A.	Related to director	Chile	Raw materials purchased	Chilean peso	504,581

			Country			Cumulative
Taxpayer ID	Company	Relationship	of origin	Description of transaction	Currency	12.31.2012
						ThCh$
93.899.000-K	Vital Jugos S.A.	Associate	Chile	Sale of raw materials	Chilean peso	5,589,681
93.899.000-K	Vital Jugos S.A.	Associate	Chile	Collection of loans	Chilean peso	3,102,400
93.899.000-K	Vital Jugos S.A.	Associate	Chile	Purchase of finished products	Chilean peso	21,687,373
93.899.000-K	Vital Jugos S.A.	Associate	Chile	Loan granted	Chilean peso	2,600,000
96.705.990-0	Envases Central S. A.	Associate	Chile	Purchase of finished products	Chilean peso	19,170,427
96.705.990-0	Envases Central S. A.	Associate	Chile	Sale of raw materials	Chilean peso	3,345,527
96.714.870-9	Coca Cola de Chile S.A.	Shareholder	Chile	Concentrate purchase	Chilean peso	66,279,629
96.714.870-9	Coca Cola de Chile S.A.	Shareholder	Chile	Purchase of advertising services	Chilean peso	2,300,351
96.714.870-9	Coca Cola de Chile S.A.	Shareholder	Chile	Sale of marketing services	Chilean peso	791,098
96.714.870-9	Coca Cola de Chile S.A.	Shareholder	Chile	Sale of raw materials and others	Chilean peso	6,147,836
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of bottles	Chilean peso	10,574,791
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of packaging materials	Chilean peso	1,294,064
76.389.720-6	Vital Aguas S.A.	Associate	Chile	Purchase of finished products	Chilean peso	6,191,936
Extranjera	Recofarma do Industrias Amazonas Ltda.	Related to shareholder	Brasil	Concentrate purchase	Reales	83,833,396
Extranjera	Recofarma do Industrias Amazonas Ltda.	Related to shareholder	Brasil	Reimbursement and other purchases	Reales	1,371,278
Extranjera	Recofarma do Industrias Amazonas Ltda.	Related to shareholder	Brasil	Advertising participation payment	Reales	18,489,621
Extranjera	Servicio y Productos para Bebidas Refrescantes S.R.L.	Associate	Argentina	Concentrate purchase	Argentine peso	50,482,708
Extranjera	Servicio y Productos para Bebidas Refrescantes S.R.L.	Associate	Argentina	Advertising rights, rewards and others	Argentine peso	2,099,957
Extranjera	Servicio y Productos para Bebidas Refrescantes S.R.L.	Associate	Argentina	Collection of advertising participation	Argentine peso	5,078,692
96.815.680-2	BBVA Administradora General de Fondos	Related to director	Chile	Investment in mutual funds	Chilean peso	33,625,000
96.815.680-2	BBVA Administradora General de Fondos	Related to director	Chile	Redemption of mutual funds	Chilean peso	33,625,000
96.815.680-2	BBVA Administradora General de Fondos	Related to director	Chile	Investm,ents in time deposits	Chilean peso	723,921
96.815.680-2	BBVA Administradora General de Fondos	Related to director	Chile	Bank loans	Chilean peso	3,498,249
96.815.680-2	BBVA Administradora General de Fondos	Related to director	Chile	Redemption of time deposits	Chilean peso	1,434,234
96.815.680-2	BBVA Administradora General de Fondos	Related to director	Chile	Payment of bank loans	Chilean peso	3,498,249
84.505.800-8	Vendomática S. A.	Related to director	Chile	Sale of finished products	Chilean peso	1,330,544
89.996.200-1	Envases del Pacifico S.A.	Related to director	Chile	Raw materials purchased	Chilean peso	355,460

11.4                                Payroll and benefits of the Company’s key employees

Salary and benefits paid to the Company’s key employees, corresponding to directors and managers, are detailed as follows:

Full description	09.30.2012	09.30.2011
	ThCh$	ThCh$
Executive wages, salaries and benefits	3,317,033	2,392,385
Director allowances	924,000	828,000
Total	4,241,033	3,220,385

NOTE 12 —  EMPLOYEE BENEFITS

As of September 30, 2012 and December 31, 2011, the Company had recorded reserves for profit sharing and for bonuses totaling ThCh$5,014,705 and ThCh$6,354,816 respectively.

This liability is shown in accrued other non-current non-financial liabilities in the statement of financial position.

The charge against income in the statement of comprehensive income is allocated between the cost of sales, the cost of marketing, distribution costs and administrative expenses.

12.1                                Personnel expenses

Personnel expenses included in the statement of consolidated comprehensive income were:

Description	09.30.2012	09.30.2011
	ThCh$	ThCh$

Wages and salaries	73,461,236	60,138,375
Employee benefits	18,960,577	14,056,198
Severance and post-employment benefits	1,761,018	1,622,174
Other personnel expenses	4,315,748	3,351,707
Total	98,498,579	79,168,454

12.2                                Post-employment benefits

This item represents the post employment benefits valued pursuant to Note 2.17.

Post-employment benefits	09.30.2012	12.31.2011
	ThCh$	ThCh$

Non-current provision	6,108,888	5,130,015
Total	6,108,888	5,130,015

12.3                                                                        Post-employment benefit movement

The movements of post-employment benefits for the period ended September 30, 2012 and the year ended December 31, 2011 are detailed as follows:

Movements	09.30.2012	12.31.2011
	ThCh$	ThCh$
Initial balance	5,130,015	7,256,590
Service costs	1,103,631	288,386
Interest costs	118,167	471,678
Net actuarial losses	1,313,138	1,310,764
Benefits paid	(1,556,063)	(4,197,403)
Ending balance	6,108,888	5,130,015

12.4                                 Assumptions

The actuarial assumptions used at September 30, 2012 and December 31, 2011 were:

Assumption	2012	2011

Discount rate (1)	6.1%	6.5%
Expected salary increase rate (1)	5.1%	5.0%
Turnover rate	6.6%	6.6%
Mortality rate (2)	RV-2009	RV-2009
Retirement age of women	60 años	60 años
Retirement age of men	65 años	65 años

(1) The discount rate and the expected salary increase rate are calculated in real terms, which do not include an inflation adjustment.  The rates shown above are presented in nominal terms to facilitate a better understanding by the reader.

(2) Mortality assumption tables prescribed for use by the Chilean Superintendence of Securities and Insurance.

NOTE 13 —  INVESTMENTS IN ASSOCIATES ACCOUNTED FOR USING THE EQUITY  METHOD

13.1                                Balances

Investments in associates recorded using the equity method are detailed as follows:

		Country of	Functional	Investment Cost		Percentage interest
Taxpayer ID	Name	Incorporation	Currency	09.30.2012	12.31.2011	09.30.2012	12.31.2011
				ThCh$	ThCh$	%	%
86.881.400-4	Envases CMF S.A. (1)	Chile	Chilean Peso	17,842,603	16,824,399	50.00%	50.00%
93.899.000-K	Vital Jugos S.A. (1)	Chile	Chilean Peso	14,919,001	12,568,269	57.00%	57.00%
76.389.720-6	Vital Aguas S.A. (1)	Chile	Chilean Peso	2,937,286	2,952,050	56.50%	56.50%
96.705.990-0	Envases Central S.A. (1)	Chile	Chilean Peso	4,610,393	4,223,890	49.91%	49.91%
Extranjera	Kaik Participacoes Ltda. (2)	Brasil	Reales	1,150,944	1,304,027	11.31%	11.31%
Extranjera	Sistema de Alimentos de Bebidas Do Brasil Ltda. (2)	Brasil	Reales	9,128,574	9,766,182	5.74%	5.74%
Extranjera	Holdfab2 Participacoes Societarias Ltda.	Brasil	Reales	10,481,490	12,652,149	36.40%	36.40%

	Total			61,070,291	60,290,966

(1)              In these companies, regardless of the percentage of ownership interest held, it has been defined that no controlling interest is held, only a significant influence, given that there is not a majority vote to make strategic business decisions.

(2)              In these companies, regardless of the percentage of ownership interest, it has been defined that it has significant influence since it has the right to appoint directors

13.2                                Movement

The movement of investments in associates recorded using the equity method is shown below, for to the period ended September 30, 2012 and the year ended December 31, 2011:

Details	09.30.2012	12.31.2011
	ThCh$	ThCh$
Initial Balance	60,290,966	50,754,168
Incorporation of Vital Jugos S.A.	—	13,114,268
Capital increases in equity investees	2,380,320	4,527,000
Sale of 43% ownership interest in Vital Jugos S.A.	—	(6,188,675)
Dividends received	—	(2,786,957)
Share in operating income	2,207,681	2,541,186
Goodwill in sale of property plant and equipment to Envases CMF	63,949	85,266
Amortizaction Fair Value Vital Jugos S. A.	(77,475)
Decrease in foreign currency translation	(3,795,150)	(621,861)
Capital decrease (return of capital) in Envases CMF S.A.	—	(1,150,000)
Other, nets	—	16,571
Ending balance	61,070,291	60,290,966

The main movements for the periods ended 2012 and 2011 are detailed as follows:

•             A special shareholders meeting of Vital S.A., our subsidiary, held on January 5, 2011, approved a capital increase of ThCh$1,278,000, which was paid in full on January 7, 2011.  It also approved changing the name of the company to Vital Jugos S.A.

•             On January 21, 2011, our subsidiaries Andina Bottling Investments S.A. and Andina Inversions Societarias S.A. together sold a 43% ownership interest in Vital Jugos S.A. to Embotelladoras Coca-Cola Polar S.A., (15%) and Coca-Cola Embonor S.A. (28%), for an amount of ThCh$6,841,889, resulting in a gain of ThCh$ 653,214 which is presented as other gains (losses) in the income statement.

•             As a result of the transactions,  the Andina group lost control of Vital Jugos S.A., given that despite maintaining 57% ownership, substantive participating rights exist on behalf of the other shareholders in that at least one vote is required from the rest of the bottlers of Coca-Cola system for decision-making of financial policies and operation of the business. Accordingly, beginning on January 21, 2011, Vital Jugos S.A., is treated as investments accounted for using the equity method, being excluded from the consolidation.  Additionally, because of the loss of control of Vital Jugos S.A., the difference between the estimated fair value and the book value of the investment remaining in the Company’s possession (amounting to ThCh$867,414) was recognized as of a component of “Share in profit (loss) of equity method investees” within the income statement, at December 31, 2012.

•             During the year ended December 31, 2011, capital contribution were made to Vital Jugos S.A., for a total amount of ThCh$3,249,000.   These amounts are included as a component of the “capital increases in equity investees” disclosed above.

•             During 2011, Sucos del Valle do Brasil Ltda. changed its name to Sistema de Alimentos de Bebidas do Brasil Ltda. and merged with Mais Industrias de Alimentos S.A. that same year. Rio de Janeiro Refrescos Ltda. held an interest of 6.16% in both companies, but after the corporate restructuring, basically to capitalize income, that share fell to 5.74%.

•             During the period ended September 30, 2011, the Company has received dividends from its equity investee, Envases CMF S.A. in the amount of ThCh$2,061,957.

•             In accordance with Special Shareholders’ Meeting of Envases CMF S.A., held during December 2011, a capital reduction was agreed in the amount of ThCh$2,300,000, of which the Company shall receive ThCh$1,150,000, which was paid during the month of January 2012.

•             In accordance with Special Shareholders’ Meeting of our equity investee, Vital Jugos S.A., held April 10, 2012, a capital increase was agreed in the amount of ThCh$6,900,000, with 60% of the increase being paid on May 15, 2012 and the balance thereof will be paid during the course of the year.

•             At a Special General Shareholders’ Meeting of the Company held June 25, 2012, the following was approved:

(1)         A merger by incorporation of Embotelladoras Coca-Cola Polar S.A. into Embotelladora Andina S.A., the latter absorbing the first, acquiring all of its assets and liabilities and the latter becoming the successor of all its rights and obligations. The merger was approved on the basis of the values arising from accounting books and legal records of Embotelladora Andina S.A. and Embotelladoras Coca-Cola Polar S.A. as of March 31, 2012. The merger shall be perfected on the date that the representatives of Embotelladora Andina S.A. and Embotelladoras Coca-Cola Polar S.A. grant a deed declaring that the merger has materialized by both entities in the same terms.  Said deed will deliver physically to Embotelladora Andina S.A. all assets and liabilities contained in the books, inventories and balance sheets of Embotelladoras Coca-Cola Polar S.A., as well as those acquired between that date and the date of realization of the merger, The same instrument shall establish the provisions and deliver the necessary statements and mandates to register under the name of Embotelladora Andina S.A. the goods forming part of the assets of Embotelladoras Coca-Cola Polar S.A. Such deed must be formalized within a period of 60 days following the date of registration of the issuance of shares necessary to carry out the merger in the securities register of the Superintendencia de Valores y Seguros (the Chilean Superintendence of Securities and Insurance) date which must not exceed October 31, 2012 as established by the Shareholders Meeting.

(2)         Increase the Company’s capital to Ch$270,759,000.000, divided into 473,289,368 Series A shares and 473,289,368 Series B shares, through the issuance of 186,304,194 shares, divided into 93,152,097 Series A shares and 93,152,097 Series B shares, which will be entirely allocated to the shareholders of Polar in the proportion corresponding to the share exchange ratio and understood that they are fully paid at the date on which the merger with Polar’s equity materializes. The issuance of shares results from the exchange ratios established in the expert opinions also approved by the Shareholders Meeting held June 25, 2012.

(3)         Increase the number of company Directors from 7 to 14, and eliminate the existence of alternate directors. In order to maintain the relative participation of the directors elected by series B shares in the Board, it was agreed that Series B shares are entitled to elect 2 Directors and Series A shares are entitled to elect 12 Directors.

•             On August 30, 2012, our subsidiary, Rio de Janeiro Refrescos Ltda. and Renosa Industria Brasileira de Bebidas S.A. signed a promissory purchase agreement containing the conditions leading to the acquisition by Rio de Janeiro Refrescos Ltda. of 100% of the equity interest held by Renosa in Sorocaba Refrescos S.A., which is equivalent to 40% of the total shares of Sorocaba. The promissory agreement should be fulfilled within a period of 180 days.  If there are no adjustments in the purchase price, the transaction would involve an approximate amount of R$145 million Brazilian Reais (R$)

13.3 Reconciliation of Income by Investment in Associates:

Details	09.30.2012	09.30.2011
	ThCh$	ThCh$
Equity in income of associates	2,207,681	1,779,326

Non-realized earnings in inventory acquired from associates and not sold at the end of period, presented as a discount in the respective asset account (containers and/or inventories)	(435,842)	(672,376)
Amortization of gain sale of property plant and equipment Envases CMF	63,949	63,950
Amortización fair value Vital	(77,475)	—

Income Statement Balance	1,758,313	1,170,900

13.4              Summmary information of associate:

The attached table presents summarized information regarding the Company´s equity investees as of September 30, 2012:

	Envases CMF S.A.	Vital Jugos S.A.	Vital Aguas S.A.	Envases Central S.A.	Kaik Participacoes Ltda.	Sistema de alimentos de bebidas do Brasil Ltda.	Holdfab 2 Participacoes Societarias Ltda.
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Total assets	53,515,127	35,749,545	7,905,432	17,813,699	10,167,662	240,941,529	29,190,120
Total liabilities	16,337,758	10,842,838	2,706,695	8,049,033	311	81,907,133	321,417
Total revenue	32,363,821	35,951,811	6,158,572	24,379,201	—	23,894,272	—
Gain (loss) of associate	1,908,509	83,989	(26,131)	774,398	416,413	10,712,750	(560,305)

Reporting date	30/09/2012	30/09/2012	30/09/2012	30/09/2012	31/08/2012	31/08/2012	31/08/2012

NOTE 14 — INTANGIBLE ASSETS AND GOODWILL

14.1                                Intangible assets not considered goodwill

Intangible assets not considered as goodwill as of the end of each period are detailed as follows:

	September 30, 2012			December 31, 2011
	Gross	Cumulative	Net	Gross	Cumulative	Net
Description	Amount	Amortization	Amount	Amount	Amortization	Amount
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Water rights	502,033	(91,516)	410,517	526,342	(103,879)	422,463
Software	8,954,584	(8,308,872)	645,712	8,974,534	(8,258,140)	716,394
Total	9,456,617	(8,400,388)	1,056,229	9,500,876	(8,362,019)	1,138,857

The movement and balances of identifiable intangible assets are detailed as follows for the period January 1 to September 30, 2012 and January 1 to December 31, 2011:

	September 30, 2012			December 31, 2011
	Water			Water
Description	rights	Software	Total	rights	Software	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Initial balance	422,463	716,394	1,138,857	428,626	936,969	1,365,595
Additions	—	160,918	160,918	—	418,182	418,182
Amortization	(5,056)	(328,669)	(333,725)	(7,207)	(661,989)	(669,196)
Other increases (decreases)	(6.890)	97,069	90,179	1,044	23,232	24,276
Final balance	410,517	645,712	1,056,229	422,463	716,394	1,138,857

14.2                                        Goodwill

Movement in goodwill is detailed as follows:

Period ended September 30, 2012

Cash generating unit	01.01.2012	Additions	Disposals or impairments	Foreign currency translation difference – functional currency different from currency of presentation	09.30.2012
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Brazilian operation	41,697,004	—	—	(6,388,743)	35,308,261
Argentine operation	15,855,174	—	—	(2,597,183)	13,257,991
Total	57,552,178	—	—	(8,985,926)	48,566,252

Period ended December 31, 2011

Cash generating unit	01.01.2011	Additions	Disposals or impairments	Foreign currency translation difference – functional currency different from currency of presentation	12.31.2011
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Brazilian operation	42,298,955	—	—	(601,951)	41,697,004
Argentine operation	15,471,380	—	—	383,794	15,855,174
Total	57,770,335	—	—	(218,157)	57,552,178

NOTE 15 — OTHER CURRENT AND NON-CURRENT FINANCIAL LIABILITIES

Liabilities are detailed as follows:

	09.30.2012	12.31.2011
	ThCh$	ThCh$
Current
Bank loans	18,731,709	8,689,670
Bonds payable	4,763,306	3,426,922
Deposits in guarantee	10,506,990	10,813,092
Forward contract obligations (see note 20)	314,712	163,718
Leasing agreements	207,656	—
Total	34,524,373	23,093,402
Non-current
Bank loans	35,866,098	5,081,986
Bonds payable	68,934,247	69,559,417
Leasing agreements	436,317	—
Total	105,236,662	74,641,403

15.1.1     Bank loans, current

										Maturity		Total
Indebted Entity			Creditor Entity				Amortization	Effective	Nominal	Up to	90 days	at	at
Tax ID,	Name	Country	Tax ID,	Name	Country	Currency	Year	Rate	Rate	90 days	up to 1 year	09.30.2012	12.31.2011
										ThCh$	ThCh$	ThCh$	ThCh$
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Nación Bicentenario	Argentina	Argentine Peso	Monthly	14.80%	9.90%	266,669	720,712	987,381	739,966
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Nación	Argentina	Argentine Peso	Monthly	18.85%	18.85%	844,719	—	844,719	5,537,442
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco BBVA Francés	Argentina	Argentine Peso	At maturity	14.75%	14.75%	5,053,587	—	5,053,587	—
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Santa Fe	Argentina	Argentine Peso	At maturity	12.00%	12.00%	5,044,156	—	5,044,156	—
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Galicia	Argentina	Argentine Peso	At maturity	13.00%	13.00%	1,539,024	—	1,539,024	—
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Nación	Argentina	Argentine Peso	At maturity	12.50%	12.50%	2,020,123	—	2,020,123	—
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Patagonia	Argentina	Argentine Peso	At maturity	12.00%	12.00%	2,020,729	—	2,020,729	—
Foreign	Rio de Janeiro Refrescos Ltda.	Brasil	Foreign	Banco Votorantim	Brasil	Reales	Monthly	4.50%	4.50%	14,901	44,704	59,605	187,334
Foreign	Rio de Janeiro Refrescos Ltda.	Brasil	Foreign	Banco Itaú	Brasil	Reales	Monthly	6.50%	6.50%	65,122	195,367	260,489	—
Foreign	Rio de Janeiro Refrescos Ltda.	Brasil	Foreign	Banco Santander	Brasil	Reales	Monthly	6.60%	6.60%	108,468	325,405	433,873	—
91.144.000-8	Embotelladora Andina S.A.	Chile	97.004.000-5	Banco Chile	Chile	Chilean Peso	Semiannualy	6.83%	6.83%	264,395	—	264,395	—
91.144.000-8	Embotelladora Andina S.A.	Chile	97.004.000-5	Banco Chile	Chile	Chilean Peso	At maturity	6.25%	6.25%	10,961	—	10,961	—
91.144.000-8	Embotelladora Andina S.A.	Chile	97.951.000-4	Banco HSBC	Chile	Chilean Peso	Semiannualy	6.80%	6.80%	192,667	—	192,667	—
91.144.000-8	Embotelladora Andina S.A.	Chile	97.004.000-5	Banco BBVA	Chile	Chilean Peso	At maturity	6.25%	6.25%	—	—	—	1,827,000
91.144.000-8	Embotelladora Andina S.A.	Chile	97.004.000-5	Banco BBVA	Chile	Chilean Peso	At maturity	8.88%	8.88%	—	—	—	397,928
											Total	18,731,709	8,689,670

15.1.2     Bank loans, non current

										Maturity			Total
Indebted Entity			Creditor Entity				Amortization	Effective	Nominal	1 year	3 years	More than
													at	at
Tax ID,	Name	Country	Tax ID,	Name	Country	Currency	Year	Rate	Rate	up to 3 years	up to 5 years	5 years	09.30.2012	12.31.2011
										ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Nación Bicentenario(1)	Argentina	Argentine Peso	At maturity	14.80%	9.90%	2,101,218	1,138,160	—	3,239,378	4,684,408
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Nuevo Banco Santa Fe	Argentina	Argentine Peso	At maturity	15.01%	15.01%	796,873	—	—	796,873	—
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Galicia	Argentina	Argentine Peso s	At maturity	15.00%	15.00%	226,958	—	—	226,958
Foreign	Rio de Janeiro Refrescos Ltda.	Brasil	Foreign	Banco Votorantim	Brasil	Reales	Monthly	6.50%	6.50%	234,492	—	—	234,492	397,578
Foreign	Rio de Janeiro Refrescos Ltda.	Brasil	Foreign	Banco Itaú	Brasil	Reales	Monthly	6.60%	6.60%	1,111,490	793,937	—	1,905,427	—
Foreign	Rio de Janeiro Refrescos Ltda.	Brasil	Foreign	Banco Santander	Brasil	Reales	Monthly	6.60%	6.60%	716,705	481,033	—	1,197,738	—
91.144.000-8	Embotelladora Andina S.A.	Chile	97.004.000-5	Banco Chile	Chile	Chilean Peso	At maturity	6.83%	6.83%	10,250,000	—	—	10,250,000	—
91.144.000-8	Embotelladora Andina S.A.	Chile	97.951.000-4	Banco HSBC	Chile	Chilean Peso	At maturity	6.80%	6.80%	7,500,000	—	—	7,500,000	—
91.144.000-8	Embotelladora Andina S.A.	Chile	97.036.000-K	Banco Santander	Chile	Chilean Peso	At maturity	6.85%	6.85%	10,515,232	—	—	10,515,232	—
												Total	35,866,098	5,081,986

(1)            The Bicentennial loan granted at a prime rate by Banco de la Nacion Argentina to Embotelladora del Atlantico S.A. is a benefit from the Argentine government to encourage investment projects.  Embotelladora del Atlantico S.A. registered investment projects and received this loan at a prime rate of 9.9% annually.  The loan has been recorded in the financial statements at the fair value, i.e. using the market rate of 14.8% per annum.  The interest differential of ThCh$ 382,028  is recorded as a component of the fixed asset balance and depreciated over its estimated useful life.

15.2.1        Bonds payable

	Current		Non-Current		Total
Composition of bonds payable	09.30.2012	12.31.2011	09.30.2012	12.31.2011	09.30.2012	12.31.2011
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Bonds (face rate interest)	5,012,659	3,674,408	71,096,406	71,877,478	76,109,065	75,551,886
Expenses of bond issuance and discounts on placement	(249,353)	(247,486)	(2,162,159)	(2,318,061)	(2,411,512)	(2,565,547)
Net balance presented in statement of financial position	4,763,306	3,426,922	68,934,247	69,559,417	73,697,553	72,986,339

15.2.2        Current and non-current balances

The bonds correspond to Series B UF bonds issued on the Chilean market. These instruments are further described below:

							Next
Bond registration or		Face	Unit of	Interest	Final	Interest	amortization	Par value
identification number	Series	amount	adjustment	rate	maturity	payment	of capital	09.30.2012	12.31.2011
								ThCh$	ThCh$

Bonds, current portion
SVS Registration No, 254, 6/13/2001	B	3,298,646	UF	6.5	06.01.2026	Semi-annually	12.01.2012	5,012,659	3,674,408
Total current portion								5,012,659	3,674,408

Bonds, non-current portion
SVS Registration No, 254, 6/13/2001	B	3,298,646	UF	6.5	06.01.2026	Semi-annually	12.01.2013	71,096,406	71,877,478
Total, non-current portion								71,096,406	71,877,478

Accrued interest included in the current portion of bonds totaled ThCh$1,589,180 and ThCh$400,661 at September 30, 2012 and December 31, 2011, respectively

15.2.3        Non-current maturities

							Total
		Year of maturity					non-current
	Series	2013	2014	2015	2016	after	09.30.2012
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

SVS Registration 254, 6/13/2001	B	1,794,304	3,762,634	4,007,209	4,267,676	57,264,583	71,096,406

15.2.4        Market rating

The bonds issued on the Chilean market had the following rating at September 30, 2012

AA +       :       Rating assigned by Fitch Chile

AA +       :       Rating assigned by Feller & Rate

15.2.5        Restrictions

The following restrictions apply to the issuance and placement of the Company’s bonds on the Chilean market in 2001 for a total of UF 3,700,000. Of that amount, UF3,298,646.34 is outstanding:

•                               Embotelladora Andina S.A. must maintain a debt level in which consolidated financial liabilities do not exceed 1.20 times the consolidated equity. As defined in the debt agreements, consolidated financial liabilities will be considered to be current interest-accruing liabilities, namely: (i) Other financial liabilities, plus (ii) Other non-current financial liabilities. Total equity plus non-controlling interests will be considered consolidated Equity.

•                                Consolidated assets must be kept free of any pledge, mortgage or lien for an amount at least equal to 1.30 times the consolidated unsecured current liabilities of the issuer.

•                                The franchise of The Coca-Cola Company in Chile, called Metropolitan Region, must be maintained and in no way forfeited, sold, assigned or transferred to a third party. This franchise is for the elaboration, production, sale and distribution of Coca-Cola products and brands according to the bottlers’ agreement or periodically renewable licenses.

•                                The territory now under franchise to the Company by The Coca-Cola Company in Argentina or Brazil, which is used for the preparation, production, sale and distribution of Coca-Cola products and brands, must not be forfeited, sold, assigned or transferred to a third party, provided such territory represents more than 40% of the adjusted consolidated operating flow of the Company.

The Company was in compliance with all financial covenants at September 30, 2012 and December 31, 2011.

15.2.6        Repurchased bond

In addition to UF bonds, the Company holds bonds issued by itself that it has repurchased in full through companies that are integrated in the consolidation:

Through its subsidiaries, Abisa Corp S.A. (formerly Pacific Sterling), Embotelladora Andina S.A. repurchased its Yankee Bonds issued on the U.S. Market during the years 2000, 2001, 2002, 2007 and 2008. The entire placement amounted to US$350 million, of which US$200 million are outstanding and are presented after deducting the long-term liability from the other financial liabilities item.

Rio de Janeiro Refrescos Ltda. holds a liability corresponding to a US$75 million bond issue expiring in December 2012, with semi-annual interest payments. At September 30, 2012 and December 31, 2011, those bonds were held in full by Abisa Corp S.A., (formerly Pacific Sterling). Consequently, the assets and liabilities relating to that transaction have been eliminated from these consolidated financial statements. Furthermore, that transaction has been treated as an investment by the group in the Brazilian subsidiary, so the effects of foreign exchange differences between the dollar and the functional currency of each of the entities have been charged to other comprehensive income.

15.3.1        Forward contract obligations

Please see the explanation in Note 20.

15.4.1        Current liabilities for leasing agreements

									Maturity		Total
Indebted Entity		Creditor Entity				Amortization	Effective	Nominal	Up to	90 days up to 1	at	at
Name	Country	Tax ID,	Name	Country	Currency	Year	Rate	Rate	90 days	year	09.30.2012	12.31.2011
									ThCh$	ThCh$	ThCh$	ThCh$

Rio de Janeiro Refrescos Ltda.	Brasil	Foreign	Banco Itaú	Brasil	Reales	Monthly	11.00%	10.48%	51,914	155,742	207,656	—

										Total	207,656	—

15.4.2        Non current liabilities for leasing agreements

										Maturity			Total
Indebted Entity			Creditor Entity				Amortization	Effective	Nominal	1 year to up 3	3 yeras to	More than	at	at
Tax ID,	Name	Contry	Tax ID,	Name	Country	Currency	Year	Rate	Rate	years	up 5 years	5 years	09.30.2012	12.31.2011
										ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Foreign	Rio de Janeiro Refrescos Ltda.	Brasil	Foreign	Banco Itaú	Brasil	Reales	Monthly	11.00%	10.48%	436,317	—	—	436,317	—

												Total	436,317	—

NOTE 16 —   TRADE AND OTHER CURRENT ACCOUNTS PAYABLE

a)                 Trade and other current accounts payable are detailed as follows:

Item	09.30.2012	12.31.2011
	ThCh$	ThCh$
Trade accounts payable	85,014,251	112,963,542
Withholdings	11,634,568	14,977,133
Others	—	97
Total	96,648,819	127,940,772

b)                The Company maintains commercial lease agreements for forklifts, vehicles, properties and machinery.  These lease agreements have an average duration of one to five years excluding the renewal option of the agreements. No restrictions exist regarding the lessee by virtue of these lease agreements.

Future payments of the Company´s operating leases are the following:

09.30.2012
ThCh$
Maturity within one year term	2,642,091
Maturity after a term of one year to less than five years	809,758
Total	3,451,849

Total expenses related to operating leases maintained by the Company as of September 30, 2012 and 2011 amounted to ThCh$5,661,057 and ThCh$5,341,253, respectively

NOTE 17 —  PROVISIONS

17.1                                 Balances

The balances of provisions recorded by the Company at September 30, 2012 and December 31, 2011 are detailed as follows:

Description	09.30.2012	12.31.2011
	ThCh$	ThCh$
Litigation (1)	6,245,046	7,970,835
Total	6,245,046	7,970,835

Current	150,443	87,966
Non-current	6,094,603	7,882,869
Total	6,245,046	7,970,835

(1)             These provisions correspond mainly to provisions for probable losses due to fiscal, labor and trade contingencies based on the opinion of management after consultation with its legal counsel.

17.2                                 Movements

Movement in the main items included under provisions is detailed as follows:

	09.30.2012			12.31.2011
Description	Litigation	Others	Total	Litigation	Others	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Initial Balance at January 1	7,970,835	—	7,970,835	4,328,367	—	4,328,367

Additional provisions	—	—		—	—	—
Increase (decrease) in existing provisions	1,140,066	—	1,140,066	4,370,851	—	4,370,851
Provision used (payment made) on account of the provision)	(935,010)	—	(935,010)	(702,552)	—	(702,552)
Increase (decrease) foreign exchange rate difference	(1,930,845)	—	(1,930,845)	(25,831)	—	(25,831)
Total	6,245,046	—	6,245,046	7,970,835	—	7,970,835

NOTE 18 —   OTHER CURRENT AND NON-CURRENT NON-FINANCIAL LIABILITIES

Other current and non-current liabilities at each year end are detailed as follows:

Description	09.30.2012	12.31.2011
	ThCh$	ThCh$
Minimum dividend liability (30%)	—	8,766,572
Dividend payable	100,679	6,876,934
Employee remuneration payable	5,014,705	6,354,816
Accrued vacations	7,095,971	7,723,738
Other	251,874	892,423
Total	12,463,229	30,614,483

Current	12,254,647	30,341,479
Non-current	208,582	273,004
Total	12,463,229	30,614,483

NOTE 19 —   EQUITY

19.1                       Paid-in Capital

The paid-in capital of the Company totaled ThCh$230,892,178 as of September 30, 2012, divided into 760,274,542 Series A and B shares. The distribution and classification of these is detailed as follows:

19.1.1                       Number of shares:

Series	Number of shares subscribed	Number of shares paid in	Number of voting shares
A	380,137,271	380,137,271	380,137,271
B	380,137,271	380,137,271	380,137,271

19.1.2                       Capital:

Series	Subscribed Capital	Paid-in Capital
	ThCh$	ThCh$
A	115,446,089	115,446,089
B	115,446,089	115,446,089
Total	230,892,178	230,892,178

19.1.3                       Rights of each series:

•                                                   Series A: Elect 12 of the 14 directors

•                                                   Series B: Receives an additional 10% of dividends distributed to Series A and elects 2 of the 14 directors .

19.2    Dividend policy

According to Chilean law, cash dividends must be paid equal to at least 30% of annual net profits, barring a unanimous vote by shareholders to the contrary. If there is no net profit in a given year, the Company will not be legally obligated to pay dividends from retained earnings. At the April, 2011 Annual Shareholders Meeting, the shareholders authorized the Board of Directors to pay interim dividends during July and October 2011 and January 2012, at its discretion.

During 2012, the Shareholders’ Meeting approved an extraordinary dividend payment against the retained earnings fund. It is not guaranteed that those payments will be repeated in the future.

Regarding Circular Letter N°1945 of the Chilean Superintendence of Securities and Insurance, the Company does not present any adjustments to be made in order to determine distributable net earnings to comply with minimum legal amounts.

Pursuant to Circular Letter N° 1,945 of the Chilean Superintendence of Securities and Insurance dated September 29, 2009, the Company’s Board of Directors decided to maintain the initial adjustments of adopting IFRS as retained earnings for future distribution.

Retained earnings at the date of IFRS adoption amounted to ThCh$19,260,703, of which ThCh$4,466,467 have been realized at September 30, 2012 and are available for distribution as dividends in accordance with the following:

Concept	Event when amount is realized	Amount of accumulated earnings at 01.01.2009	Realized at 09.30.2012	Amount of accumulated earnings at 09.30.2012
		ThCh$	ThCh$	ThCh$
Revaluation of assets	Sale or impairment	12,538,123	(3,754,951)	8,783,172
Foreign currency translation differences of investments in related companies	Sale or impairment	6,393,518	—	6,393,518
Full absorption cost accounting	Sale of products	813,885	(813,885)	—
Post-employment benefits actuarial calculation	Termination of employees	929,560	(450,535)	479,025
Deferred taxes complementary accounts	Amortization	(1,414,383)	552,904	(861,479)
Total		19,260,703	(4,466,467)	14,794,236

The dividends declared and paid during 2012 and 2011 are presented below:

Dividend payment date		Dividend type	Profits imputable to dividends	Ch$ per Series A Share	Ch$ per Series B Share
2011	January	Interim	2010	8.50	9.35
2011	May	Final	2010	13.44	14.784
2011	July	Additional	Retained Earnings	50.00	55.00
2011	July	Interim	2011	8.50	9.35
2011	October	Interim	2011	8.50	9.35
2012	January	Interim	2011	8.50	9.35
2012	May	Final	2011	10.97	12.067
2012	May	Additional	Retained Earnings	24.30	26.73

19.3                                 Reserves

19.3.1                       Legal and statutory reserves

In accordance with Official Circular No. 456 issued by the Chilean Superintendence of Securities and Insurance, the legally required price-level restatement of paid-in capital for 2009 is presented as part of other equity reserves and was accounted for as a capitalization from Other Reserves with no impact on net income or retained earnings under IFRS. This amount totaled ThCh$5,435,538 at December 31, 2009.

19.3.2                       Foreign currency translation reserves

This corresponds to the conversion of the financial statements of foreign subsidiaries whose functional currency is different from the presentation currency of the consolidated financial statements. Foreign currency translation differences between the receivable held by Abisa Corp S.A. and owed by Rio de Janeiro Refrescos Ltda. are also shown in this account, which has been treated as an investment in Equity Investees (associates and joint ventures). Foreign currency translation reserves are detailed as follows:

Description	09.30.2012	09.30.2011
	ThCh$	ThCh$
Rio de Janeiro Refrescos Ltda.	(28,080,881)	1,369,967
Embotelladora del Atlántico S.A.	(26,833,426)	(17,506,389)
Foreign currency translation differences Abisa Corp.- Rio de Janeiro Refrescos Ltda.	(7,431,376)	(1,645,108)
Total	(62,345,683)	(17,781,530)

The movement of this reserve for the fiscal periods ended September 30, 2012 and 2011 respectively is detailed as follows:

Description	09.30.2012	09.30.2011
	ThCh$	ThCh$
Rio de Janeiro Refrescos Ltda.	(26,806,022)	1,555,116
Embotelladora del Atlántico S.A.	(7,761,233)	2,200,521
Foreign currency translation differences Abisa Corp.- Rio de Janeiro Refrescos Ltda.	(5,318,549)	45,258
Total	(39,885,804)	3,800,895

19.4                                 Non-controlling interests

This is the recognition of the portion of Equity and income from subsidiaries that are owned by third parties, The detail of this account at September 30, 2012 is as follows:

	Non-controlling Interests
Description	Percentage %	Shareholders’ Equity	Income
		ThCh$	ThCh$
Embotelladora del Atlántico S.A.	0.0209	7,651	1,601
Andina Inversiones Societarias S.A.	0.0001	34	1
Total		7,685	1,602

19.5                                 Earnings per share

The basic earnings per share presented in the statement of comprehensive income are calculated as the quotient between income for the year and the average number of shares outstanding during the same period.

The earnings per share used to calculate basic and diluted earnings per share at September 30, 2012 and December 31, 2011, respectively, is detailed as follows:

	09.30.2012
Earnings per share	SERIES A	SERIES B	TOTAL
Earnings attributable to shareholders (ThCh$)	23,315,629	25,647,192	48,962,821
Average weighted number of shares	380,137,271	380,137,271	760,274,542
Earnings per basic and diluted share (in pesos)	61.34	67.46	64.40

	09.30.2011
Earnings per share	SERIES A	SERIES B	TOTAL
Earnings attributable to shareholders (ThCh$)	29,875,604	32,861,910	62,737,514
Average weighted number of shares	380,137,271	380,137,271	760,274,542
Earnings per basic and diluted share (in pesos)	78.59	86.45	82.52

NOTE 20 —   DERIVATIVE ASSETS AND LIABILITIES

The company held the following derivative liabilities at September 30, 2012 and December 31, 2011:

20.1                Currency forwards for highly probable expected transactions:

During 2010, the Company made agreements to hedge the exchange rate in the purchases of fixed assets in a foreign currency during 2011. Those agreements were appraised at the fair value, resulting in a net profit of ThCh$243,509 for the period ended at September 30, 2011. No such agreements were outstanding at December 31, 2011 and September 30, 2012. Since these agreements did not meet the documentation requirements of IFRS to be considered hedges, they were accounted for as investment contracts and the effects recorded directly in income

In 2012, 2011 and 2010, the Company made agreements to hedge the exchange rate in the purchases of raw materials and future flows in 2011 and 2012. The outstanding agreements totaled ThUS$187,890 at September 30, 2012 (ThUS$42,500 at December 31, 2011). Those agreements were appraised at the fair value, resulting in a net loss of ThCh$462,002 for the period ended at September 30, 2012 (net gain of ThCh$1,154,687 at September 30, 2011), and liabilities for derivative contracts of ThCh$341,712 were recognized at Se3ptember 30, 2012 (liabilities of ThCh$163,718 at December 31, 2011). Since these agreements did not meet the documentation requirements of IFRS to be considered hedges, they were accounted for as investment contracts and the effects recorded directly in income.

Fair value hierarchy

The Company had a total assets related to its foreign exchange forward contracts of ThCh$314,712 and liabilities to ThCh$163,718 at September 30, 2012 and December 31, 2011, respectively, which are classified within the other current non-financial liabilities and are carried at fair value on the statement of financial position. The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

Level 1:         quoted (unadjusted) prices in active markets for identical assets or liabilities

Level 2:         Assumptions different to quoted prices included in level 1 and that are applicable to assets and liabilities, be it directly (as Price) or indirectly (i.e. derived from a Price)

Level 3:         Assumptions for assets and liabilities that are not based on information observed directly in the market.

During the reporting period ended September 30, 2012, there were no transfers of items between fair value measurements categories all of which were valued during the period using level 2

Fair Value Measurements at June 30, 2012
	Quoted prices in	Significant
	actives markets	other	Significant
	for Identical	observable	unobservable
	Assets	inputs	Inputs	Total
	ThCh$	ThCh$	ThCh$	ThCh$

Liabilities:
Current liabilities
Current financial liabilities	—	314,712	—	314,712
Total liabilities	—	314,712	—	314,712

NOTE 21 —   CONTINGENCIES AND COMMITMENTS

21.1                                 Lawsuits and other legal actions:

The Parent Company and its Subsidiaries face litigation or potential litigation, in and out of court, that might result in material or significant losses or gains, in the opinion of the Company’s legal counsel, detailed as follows:

1) Embotelladora del Atlántico S.A. is a party to labor and other lawsuits:  Accounting provisions have been ade for the contingency of a probable loss because of these lawsuits, totaling ThCh$992,849. Management considers it unlikely that non-provisioned contingencies will affect the Company’s income and Equity, based on the opinion of its legal counsel.

2) Rio de Janeiro Refrescos Ltda. is involved in current lawsuits and probable lawsuits regarding labor, tax and other matters. The accounting provisions to cover contingencies of a probable loss total ThCh$5,104,043. Management considers it unlikely that non-provisioned contingencies will affect income and Equity of the Company, based on the opinion of its legal counsel. As it is customary in Brazil, the Company has been required by the tax authorities to guarantee contingencies in the amounts of ThCh$17,589,983 at September 30, 2012 and ThCh$19,989,604 at December 31, 2011.

3) Embotelladora Andina S. A. is involved in tax, commercial, labor and other lawsuits. The accounting provisions to cover contingencies for probable losses because of these lawsuits total ThCh$148,154. Management considers it unlikely that non-provisioned contingencies will affect income and Equity of the company, in the opinion of its legal advisors.

On April 28, 2011 the Company was legally informed of an anti-competition lawsuit filed by the Chilean Fiscalía Nacional Económica (“Chilean National Economic Prosecutor”, the FNE) before the Tribunal de Defensa de la Libre Competencia (“Chilean Anti-Competition Court”, the TDLC) against Embotelladora Andina S.A. and Coca-Cola Embonor S.A. This lawsuit indicates that said companies would have violated the regulation of free competition by establishing a system of granting incentives in the traditional distribution channel since these points of sale do not advertise, exhibit and/or commercialize, in any manner, the so called “B-brands” or alternative soft drink beverages.  This lawsuit ended on November 22, 2011, by approval of the Anti-competition Court of the terms of reconciliation proposed November 15, 2011 by the National Economic Prosecutor, Embotelladora Latinoamericana S.A., Embotelladora Castel Ltda., Industrial y Comercial Lampa S.A., Sociedad Comercial Antillanca Ltda., Coca-Cola Embonor S.A. and Embotelladora Andina S.A..

As a result of this agreement, the Company assumed certain commitments that included allowing 20% of space to be available to other brands in refrigerators provided by Embotelladora Andina S.A. at certain points of sale in the traditional channel where there are no other refrigerators, for a period of five years

The reconciliation agreement did not impose fines nor constitute an acknowledgement of liability in the anti-competition offenses.

21.2           Direct guarantees and restricted assets:

Guarantees and restricted assets as of September 30, 2012 are detailed as follows:

Guarantee in	Provided by		Committed assets		Carrying	Balance pending payment on the closing date of the financial statements		Date of guarantee release
favor of	Name	Relationship	Guarantee	Type	amount	2012	2011	2012	2014
					ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Aduana de Ezeiza	Embotelladora del Atlántico S.A.	Subsidiary	Guaranty insurance	Import	9,907	—	—	—	—
Aduana de Ezeiza	Embotelladora del Atlántico S.A.	Subsidiary	Cash deposit	Import	613,805	—	—	—	—
Banco Galicia	Embotelladora del Atlántico S.A.	Subsidiary	Financial Instruments (Mutual funds	Derivatives transactions	668,046	—	—	—	—
Banco Galicia	Embotelladora del Atlántico S.A.	Subsidiary	Time deposit	Derivatives transactions	108,735	—	—	—	—
Poder Judiciario	Rio de Janeiro Refrescos Ltda.	Subsidiary	Judicial deposit	Long term asset	17,589,983	—	—	—	—
Tesorero Municipal de Renca	Embotelladora Andina S.A.	Parent Company	Guarantee receipt	Guarantee receipt	—	45,182	—	45,182	—
Linde Gas Chile S.A.	Embotelladora Andina S.A.	Parent Company	Guarantee receipt	Guarantee receipt	—	142,131	—	—	142,131

NOTE 22 —  FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group’s businesses are exposed to diverse financial risks: market risk (including foreign exchange rate risk, fair value interest rate risk and price risk). The Group’s global risk management program concentrates on the uncertainty of financial markets and tries to minimize potentially adverse effects on the financial returns of the Group. The Group uses derivatives to hedge certain risks. Below is a description of the primary policies established by the Group to manage financial risks.

Interest rate risk

As of September 30, 2012, the Company carried all of its debt at a fixed rate. Consequently, the risk of fluctuations in market interest rates as compared to the Company’s cash flows is low.

Notwithstanding the previous, the Company’s most significant indebtedness comes for the issuance of Bonds that are denominated in Unidades de Fomento, which is indexed to the inflation in Chile).  If the inflation in Chile would have reached 3% instead of 1.33% for the period January 01 to September 30, 2012, the Company’s results would have decreased by ThCh$1,208,353.

Foreign currency risk

Sales revenues earned by the Company are linked to the local currencies of countries in which it does business, the detail of which is detailed as follows:

Chilean Peso	Brazilean Real	Argentine Peso
31%	43%	26%

Since the Company’s income is not tied to the US dollar, the policy of managing that risk, meaning the gap between assets and liabilities denominated in that currency, has been to hold financial investments in dollar—denominated instruments for at least the equivalent of the liabilities denominated in that currency (if US dollar liabilities exist).

Additionally and depending on market conditions, the Company’s policy is also to make foreign currency hedge contracts to reduce the foreign exchange rate impact on cash outflows expressed in US dollars, corresponding mainly to payments made to raw material suppliers.  In accordance with the percentage of raw material purchases that are indexed to the US dollar, if the currencies were to devalue by 5% in the three countries where the Company operates and remaining everything constant, it would generate a cumulative decrease in income at September 30, 2012 of. Currently, the Company holds derivative contracts to cover this effect in Chile and Argentina.

The exposure  to conversion differences of subsidiaries abroad (Brazil and Argentina), because of the difference between monetary assets and liabilities (i.e., those denominated in a local currency and consequently exposed to foreign currency translation risk from translation from their functional currency to the presentation currency of the consolidated statements) is only hedged when it is predicted that material adverse differences could occur and when the cost associated with such hedging is deemed reasonable by  management. Currently the Company does not have these kinds of hedge agreeements

For ther period January-September 2012, the Brazilian real and the Argentine peso have devalued 12.3% and 5.60% respectively regarding the presentation currency for the same period of 2011.

Currently in Argentina there are foreign exchange restrictions and there is a parallel currency market with an exchange rate which is higher thanh the official rate.-  If the Argentine peso were to devalue an addiotnal 25% with respect to the Chilean peso, the effects upon results for the concept of translation from foreign subsidiaries would amount to a higher loss of ThCh$2,397,384.  On the other hand, at equity level, this would result that the rmeinader of the translation of asset and liability accounts would lead to a decrease in equity of ThCh$11,823,491.

If the Brazilian real devalued an aditional 10% with resepct to the Chilean peso, the effect upon results for the concept of translation from foreign subsidiaries would amount to a higher loss of thCh$2.862.715,.  On the other hand, at equity level, this would result that the remainder of the translation of asset and liability accounts would lead to a decrease in equity of ThCh$20,744,871.

Commodities risk

The Company faces a risk of price fluctuations in the international markets for sugar, aluminum and PET resin, which are inputs required to produce beverages and, as a whole, account for 35% to 40% of operating costs. Procurement and anticipated purchase contracts are made frequently to minimize and/or stabilize this risk. When warranted by market conditions commodity hedges have also been used. The possible effects that exist in the present consolidated integral statements of a 5% eventual rise in prices of its main raw materials, would be a reduction in our accumulated results as of June 30, 2012 of aapproximately ThCh$5,958,723. To minimize and/or stabilize said risk, anticipated purchase and supply agreements are frequently obtained when market conditions are favorable.  Derivative instruments for commodities have also been used.

Liquidity risk

The products we sell are mainly paid for in cash and short term credit, therefore our main source of financing comes from the cash flow of our operations.  This cash flow has historically- been sufficient to cover  the investments necessary for  the normal course of our business, as well as the distribution of dividends approved by the General Shareholders’ Meeting.  Should  additional funding be required for future geographic expansion or other needs, the main sources of financing to consider are: (i) debt offerings in the Chilean and foreign capital markets  (ii) borrowings from commercial banks, both internationally and in the local markets where we have operations; and; (iii) public equity offerings.

The following table presents our contractual and commercial obligations as of September 30, 2012:

	Year of maturity
Item	2012	2013	2014	2015	2016 and more
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Bank debt	19,601,739	34,073,771	2,682,843	2,603,074	1,007,594
Bonds payable	4,068,563	8,137,124	8,137,124	8,137,126	85,439,815
Purchase obligations	2,520,556	3,926,352	3,564,347	3,405,908	3,339,719
Operating lease obligations	1,265,594	1,890,024	252,828	209,929	192,436
Total	27,456,452	48,077,271	14,637,142	14,356,037	89,979,564

NOTE 23 —  OTHER OPERATING INCOME

Other operating income is detailed as follows:

	01.01.2012	01.01.2011	07.01.2012	07.01.2011
Description	09.30.2012	09.30.2011	09.30.2012	09.30.2011
	ThCh$	ThCh$	ThCh$	ThCh$
Gain on disposal of property, plant and equipment	348,112	581,912	114,214	—
Adjustment judicial deposit (Brazil)	611,549	388,573	148,948	137,218
Other	94,938	125,346	19,778	4,570
Total	1,054,599	1,095,831	282,940	141,788

NOTE 24 —  OTHER MISCELLANEOUS OPERATING EXPENSES

Other miscellaneous operating expenses are detailed as follows:

	01.01.2012	01.01.2011	07.01.2012	07.01.2011
Description	09.30.2012	09.30.2011	09.30.2012	09.30.2011
	ThCh$	ThCh$	ThCh$	ThCh$
Tax on bank debits	2,986,064	2,106,319	872,612	690,379
Write-off of property, plant and equipment	982,125	—	717,516	—
Contingencies	1,356,175	918,750	504,646	344,436
Professional service fees	497,105	209,056	186,851	159,011
Loss on the sale of property, plant and equipment	933,268	267,160	319,362	128,307
Merger Andina-Polar (see note 13.2)	1,820,618	—	179,320	—
Other	1,090,461	842,831	596,979	123,954
Total	9,665,816	4,344,116	3,377,286	1,446,087

NOTE 25 —  FINANCE INCOME AND COSTS

Finance income and costs break down as follows:

a)             Finance income

	01.01.2012	01.01.2011	07.01.2012	07.01.2011
Description	09.30.2012	09.30.2011	09.30.2012	09.30.2011
	ThCh$	ThCh$	ThCh$	ThCh$
Interest income	1,825,215	1,992,923	548,857	664,856
Other interest income	197,348	478,556	18,143	175,445
Total	2,022,563	2,471,479	567,000	840,301

b)             Finance costs

	01.01.2012	01.01.2011	07.01.2012	07.01.2011
Description	09.30.2012	09.30.2011	09.30.2012	09.30.2011
	ThCh$	ThCh$	ThCh$	ThCh$
Bond interest	3,800,749	3,823,184	1,253,673	1,270,771
Bank loan interest	2,397,699	832,726	1,293,658	279,874
Other interest costs	454,895	705,784	58,019	185,561
Total	6,653,343	5,361,694	2,605,350	1,736,206

NOTE 26 —  OTHER INCOME AND EXPENSES

Other gains and losses are detailed as follows:

	01.01.2012	01.01.2011	07.01.2012	07.01.2011
Description	09.30.2012	09.30.2011	09.30.2012	09.30.2011
	ThCh$	ThCh$	ThCh$	ThCh$
Profit on the sale of shares in Vital S.A.	(462,002)	1,398,196	(1,107,780)	978,184
Gain (loss) derivatives transactions	—	653,214	—	—
Expenses at new Renca Plant	(750,874)	—	(350,421)	—
Other income and outlays	—	(1,072,950)	—	(399,380)
Total	(7,429)	(442,910)	(3,096)	(186,033)
Description	(1,220,305)	535,550	(1,416,297)	392,771

NOTE 27 —  THE ENVIRONMENT

The Company has made disbursements totaling ThCh$2,508,064 for improvements in industrial processes, equipment to measure industrial waste flows, laboratory analyses, consulting on environmental impacts and other.

These disbursements by country are detailed as follows:

	Period 2012		Future commitments
Country	Recorded as expenses	Capitalized to property, plant and equipment	Recorded as expenses	Capitalized to property, plant and equipment
	ThCh$	ThCh$	ThCh$	ThCh$

Chile	552,649	90,733	136,367	56,000
Argentina	506,682	34,650	570,015	116,166
Brasil	790,069	533,281	990,269	3,979,832
Total	1,849,400	658,664	1,696,651	4,151,998

NOTE 28 —  SUBSEQUENT EVENTS

•             On September 28, 2012, the Company and Embotelladoras Coca-Cola Polar S.A. signed the public deed of execution of the merger by which they declare materialized and concluded on October 1st 2012 the merger between the Company and Coca-Cola Polar, by incorporation of the latter to the Company.

As a result of the merger and in accordance to the provisions of article 99 of the Law N° 18.046, Embotelladora Andina S.A is the legal successor of Embotelladoras Coca-Cola Polar S.A. in all its rights and obligations, being incorporated to Embotelladora Andina S.A. all the assets and shareholders of Embotelladoras Coca-Cola Polar S.A. As a consequence of that, by the sole authority of law, it has been incorporated to Embotelladora Andina S.A the assets, liabilities, patrimony, goods and rights with their correspondent warranties, accessory rights and others of Embotelladoras Coca-Cola Polar S.A., and also the permissions, authorizations, patents, benefits, rights of any kind and credits of any nature. As consequence of the abovementioned, Embotelladoras Coca-Cola Polar S.A. will be dissolved as from October 1st, 2012.

•             The Board of the Company at its regular meeting held October 2, 2012, agreed to distribute the following amounts as interim dividend:

(i)             Ch$12.24 for each Series A share, and

(ii)          Ch$13.464  for each Series B share.

This dividend will be paid against net results for the year 2012, and shall be available to the shareholders as from October 30, 2012.

Except as noted above, there are no financial or other matters have occurred between the end of the period reported and the date of preparation of these financial statements that could significantly affect the assets, liabilities, and/or results of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.
By:	/s/ Andrés Wainer
Name: Andrés Wainer
Title: Chief Financial Officer

Santiago, December 13, 2012